SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

TIM Participações S.A. and

TIM Participações S.A. and

subsidiaries

Financial Statements as at

December 31, 2014

and Independent Auditors’ Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2014 and 2013

Contents

Independent auditors’ report on the financial statements

Audited financial statements

Balance sheet
Statement of income
Statement of comprehensive income
Statement of changes in shareholders’ equity
Statement of cash flows
Statement of value added
Management report
Notes to the financial statements
Fiscal Council Opinion
Statutory Audit Committee Annual Report
Directors statement on financial statements
Directors statement on independent auditors’ report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Shareholders

TIM Participações S.A.

We have audited the accompanying financial statements of TIM Participações S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2014 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information, as well as the consolidated financial statements of TIM Participações S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(A free translation of the original in Portuguese)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the  financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and TIM Participações S.A. and its subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the year then ended, as well as their consolidated financial performance and their consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Supplementary information - statements
of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2014, which are the responsibility of the Company's management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 12, 2015

PricewaterhouseCoopers

Sérgio Eduardo Zamora

Auditores Independentes

Contador CRC 1SP168728/O-4 "S" RJ

CRC 2SP000160/O-5 "F" RJ

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

As at December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2014	2013	2014	2013
Assets
Current assets
Cash and cash equivalents (Note 6)	43,455	19,112	5,232,992	5,287,642
Accounts receivable (Note 8)	329	-	3,537,417	3,513,029
Inventories (Note 9)	-	-	264,033	296,829
Dividends receivable (Note 16)	385,835	389,311	-	-
Indirect taxes and contributions recoverable (Note 10)	-	-	1,285,143	913,215
Direct taxes and contributions recoverable (Note 11)	20,648	25,118	357,482	370,626
Prepaid expenses (Note 13)	-	-	266,264	206,354
Derivative transactions (Note 42)	-	-	47,541	11,969
Leasing (Note 19) Other assets (Note 15)	- 12,743	- 10,262	1,525 182,018	- 141,140
	463,010	443,803	11,174,415	10,740,804
Noncurrent assets
Long-term receivables
Financial assets stated at fair value through profit or loss (Note 7)	98	89	41,149	28,681
Accounts receivable (Note 8)	-	-	29,886	35,959
Indirect taxes and contributions recoverable (Note 10)	-	-	574,490	536,757
Direct taxes and contributions recoverable (Note 11)	-	-	23,346	22,537
Deferred income tax and social contribution (Note 12)	-	-	889,064	1,064,721
Judicial deposits (Note 14)	65,631	50,535	986,017	720,261
Prepaid expenses (Note 13)	-	-	70,587	96,906
Derivative transactions (Note 42)	-	-	463,157	234,894
Leasing (Note 19) Other assets (Note 15)	- -	- -	193,511 11,926	- 13,224
	65,729	50,624	3,283,133	2,753,940

Investments (Note 16)	15,101,231	14,385,258	-	-
Property, plant and equipment (Note 17)	-	-	8,914,929	8,207,242
Intangible assets (Note 18)	157,556	157,556	9,322,634	6,436,181

	15,324,516	14,593,438	21,520,696	17,397,363
Total assets	15,787,526	15,037,241	32,695,111	28,138,167

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

As at December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2014	2013	2014	2013
Liabilities
Current liabilities
Suppliers (Note 20)	1,218	1,787	5,402,204	5,255,337
Borrowings and financing (Note 21)	-	-	1,281,554	966,658
Leasing (Note 19)	-	-	3,642	9,557
Derivative transactions (Note 42)	-	-	67,044	44,418
Labor obligations (Note 22)	2,119	786	208,629	170,556
Indirect taxes and contributions payable (Note 23)	225	59	645,896	580,625
Direct taxes and contributions payable (Note 24)	14	2,758	162,311	115,103
Dividends payable (Note 28)	421,002	396,879	421,002	396,879
Authorizations payable (Note 2)	-	-	493,169	77,216
Other liabilities (Note 25)	7,547	7,511	437,805	431,754
	432,125	409,780	9,123,256	8,048,103
Noncurrent liabilities
Borrowings and financing (Note 21)	-	-	5,472,865	3,779,998
Leasing (Note 19)	-	-	326,027	313,113
Indirect taxes, fees and contributions payable (Note 23)	-	-	94	86
Direct taxes, fees and contributions payable (Note 24)	-	-	229,027	226,668
Deferred income tax and social contribution (Note 12)	-	-	481,173	337,770
Provision for legal and administrative proceedings (Note 26)	3,603	3,054	406,509	372,075
Pension plan and other post-employment benefits (Note 43)	-	-	645	1,084
Provision for future asset retirement (Note 27)	-	-	286,275	299,813
Authorizations payable (Note 2) Other liabilities (Note 25)	- 29,764	- 29,767	879,012 168,194	- 164,817
	33,367	32,821	8,249,821	5,495,424
Total liabilities	465,492	442,601	17,373,077	13,543,527

Shareholders’ equity (Note 28)
Capital stock	9,866,298	9,839,770	9,866,298	9,839,770
Treasury shares	(3,369)	(3,369)	(3,369)	(3,369)
Capital reserves	1,344,470	1,217,640	1,344,470	1,217,640
Carrying value adjustments	2,303	2,013	2,303	2,013
Revenue reserves	4,112,332	3,538,586	4,112,332	3,538,586
Total shareholders’ equity	15,322,034	14,594,640	15,322,034	14,594,640
Total liabilities and shareholders’ equity
	15,787,526	15,037,241	32,695,111	28,138,167

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME

Years ended December 31

(in thousands of Reais, unless otherwise indicated)

	Parent Company		Consolidated
	2014	2013	2014	2013

Net operating revenues (Note 30)	-	-	19,498,165	19,921,291

Cost of services supplied and goods sold (Note 31)	-	-	(10,083,920)	(10,822,202)
Gross profit	-	-	9,414,245	9,099,089

Operating revenues (expenses):
Selling expenses (Note 32)	-	-	(5,022,972)	(4,911,522)
General and administrative expenses (Note 33)	(23,877)	(14,825)	(1,130,754)	(1,012,556)
Income from equity accounting (Note 16)	1,579,188	1,521,331	-	-
Other expenses, net (Note 34)	(736)	(1,409)	(774,830)	(736,138)
	1,554,575	1,505,097	(6,928,556)	(6,660,216)

Operating income	1,554,575	1,505,097	2,485,689	2,438,873

Finance income (costs):
Finance income (Note 35)	3,146	9,249	702,417	451,391
Finance costs (Note 36)	(11,308)	(8,750)	(997,294)	(749,700)
Exchange variations, net (Note 37)	6	18	2,105	(4,411)
	(8,156)	517	(292,772)	(302,720)

Income before income tax and social contribution	1,546,419	1,505,614	2,192,917	2,136,153

Income tax and social contribution (Note 38)	-	-	(646,498)	(630,539)

ProfitProfit for the year	1,546,419	1,505,614	1,546,419	1,505,614

Earnings per share attributable to Company shareholders (in R$ per share)

Basic earnings per share (Note 39)	0.6396	0.6230

Diluted earnings per share (Note 39)	0.6393	0.6228

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2014	2013	2014	2013

Profit for the year	1.546.419	1.505.614	1.546.419	1.505.614

Other components of comprehensive income
Pension plan and other post-employment benefits (Note 43)	290	2.245	290	2.245

Total comprehensive income for the year	1.546.709	1.507.859	1.546.709	1.507.859

Attributable to
the shareholders of the Company	1.546.709	1.507.859	1.546.709	1.507.859

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

 (in thousands of Reais)

			Revenue reserves
	Capital stock	Capital reserves	Legal reserves	Reserve for expansion	Additional dividend proposed	Treasury shares	Carrying value adjustments	Accumulated earnings	Total
Balances as at December 31, 2012	9,839,770	387,000	363,353	3,246,348	-	(3,369)	(232)	-	13,832,870
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,505,614	1,505,614
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-	-	-	-	-	2,245	-	2,245
Total comprehensive income for the year	-	-	-	-	-	-	2,245	1,505,614	1,507,859

Total of shareholders' contributions and distributions to shareholders
Stock options (Note 29)	-	4,244	-	-	-	-	-	-	4,244
Allocation of profit for the year:
Legal reserve (Note 28)	-	-	75,281	-	-	-	-	(75,281)	-
Dividends (Note 28)	-	-	-	-	-	-	-	(357,583)	(357,583)
Constitution of tax benefit reserve (Note 28)	-	826,396	-	(699,201)	-	-	-	(127,195)	-
Additional dividend proposed (Note 28)	-	-	-	-	485,722	-	-	(485,722)	-
Constitution of reserve for expansion (Note 28)	-	-	-	459,833	-	-	-	(459,833)	-
Supplementary dividends approved	-	-	-	(398,889)	-	-	-	-	(398,889)
Dividends posted directly to shareholders’ equity	-	-	-	4,805	-	-	-	-	4,805
Reversal of put option balance	-	-	-	1,334	-	-	-	-	1,334
Total of shareholders' contributions and distributions to shareholders	-	830,640	75,281	(632,118)	485,722	-	-	(1,505,614)	(746,089)

Balances as at December 31, 2013	9,839,770	1,217,640	438,634	2,614,230	485,722	(3,369)	2,013	-	14,594,640

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,546,419	1,546,419
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-	-	-	-	-	290	-	290
Total comprehensive income for the year	-	-	-	-	-	-	290	1,546,419	1,546,709

Total of shareholders' contributions and distributions to shareholders
Stock options (Note 29)	-	5,687	-	-	-	-	-	-	5,687
Capital increase (Note 28)	26,528	-	-	-	-	-	-	-	26,528
Allocation of profit for the year:
Legal reserve (Note 28)	-	-	77,322	-	-	-	-	(77,322)	-
Dividends (Note 28)	-	-	-	-	-	-		(367,274)	(367,274)
Constitution of tax benefit reserve (Note 28)	-	121,143	-	-	-	-	-	(121,143)	-
Additional dividend proposed (Note 50)	-	-	-	-	-	-	-	-	-
Constitution of reserve expansion (Note 28)	-	-	-	980,680	-	-	-	(980,680)	-
Supplementary dividends 2013 approved (Note 28)	-	-	-	-	(485,722)	-	-	-	(485,722)
Dividends posted directly to shareholders’ equity	-	-	-	1,466	-	-	-	-	1,466
Total of shareholders' contributions and distributions to shareholders	26,528	126,830	77,322	982,146	(485,722)	-	-	(1,546,419)	(819,315)

Balances asatf December 31, 2014	9,866,298	1,344,470	515,956	3,596,376	-	(3,369)	2,303	-	15,322,034

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2014	2013	2014	2013
Operatig activities
Income before income tax and social contribution	1,546,419	1,505,614	2,192,917	2,136,153
Adjustments to reconcile income with cash from operating activities:
Depreciation and amortization	-	-	3,052,579	2,767,870
Income from equity accounting (Note 16)	(1,579,188)	(1,521,331)	-	-
Residual value of property, plant and equipment and intangible assets written off	-	-	15,659	11,889
Interest on liabilities from future asset retirement	-	-	7,915	4,144
Constitution of provision for legall and administrative proceedings	694	1,395	264,338	287,174
Monetary adjustment of deposits judicials and administrative and judicial proceedings	(511)	(285)	(6,211)	(5,942)
Monetary adjustment of dividends	10,957	(204)	10,957	7,564
Interest, monetary and exchange variations of borrowings and other financial adjustments	-	-	747,989	482,015
Leasing interest payable (Note 36)	-	-	43,904	14,869
Leasing interest receivable (Note 35)	-	-	(32,085)	-
Allowance for doubtful accounts (Note 8)	-	-	248,576	240,051
Call options (Note 29)	870	461	5,687	4,244
	(20,759)	(14,350)	6,552,225	5,950,031
Decrease (increase) in operating assets
Accounts receivable	-	-	(204,173)	(3,909)
Taxes and contributions recoverable	4,470	116	(375,939)	(355,737)
Inventories	-	-	32,796	(27,684)
Prepaid expenses	-	-	(33,591)	(28,851)
Dividends received	871,796	769,602	-	-
Judicial deposits	(14,559)	(15,691)	(232,952)	134,096
Other assets	(2,481)	(2,032)	(33,233)	(41,068)
Increase (decrease) in operating liabilities
Labor obligations	1,333	582	38,074	37,273
Suppliers	(569)	(1,557)	12,623	895,908
Taxes, fees and contributions payable	(5,043)	33	(225,866)	(644,194)
Authorizations payable	-	-	1,294,640	(292,366)
Payment of legal and administrative proceedings	(172)	(1,791)	(256,497)	(253,489)
Other liabilities	35	1,145	(127,043)	(100,508)
Net cash from operating activities	834,051	736,057	6,441,064	5,269,502

Investment activities
Financial assets stated at fair value through profit or loss	(9)	50	(12,468)	(6,037)
Additions to property, plant and equipment and intangible assets	-	-	(6,829,436)	(3,557,767)
Liabilities from future asset retirement	-	-	(21,453)	(3,139)
Net cash from (used in) investment activities	(9)	50	(6,863,357)	(3,566,943)

Financing activities
Increase in capital stock – share issue	26,199	-	26,199	-
New borrowings	-	-	2,302,691	1,109,757
Repayment of borrowings	-	-	(984,342)	(1,260,914)
Payment of financial leasing	-	-	(17,586)	(1,913)
Reimbursement to shareholders – combination of TIM Fiber RJ S.A. shares	-	-	(46)	(31)
Derivative transactions	-	-	(123,375)	42,513
Dividends paid	(835,898)	(734,908)	(835,898)	(734,908)
Repayment of dividends	-	799	-	799
Net cash from (used in) financing activities	(809,699)	(734,109)	367,643	(844,697)

Increase (decrease) in cash and cash equivalents	24,343	1,998	(54,650)	857,862

Cash and cash equivalents at the beginning of the year	19,112	17,114	5,287,642	4,429,780
Cash and cash equivalents at the end of the year	43,455	19,112	5,232,992	5,287,642

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF VALUE ADDED

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2014	2013	2014	2013
Revenues
Gross operating revenue	-	-	29,004,503	29,661,754
Allowance for doubtful accounts	-	-	(248,576)	(240,051)
Discounts granted, returns and others	-	-	(2,782,896)	(3,195,802)
	-	-	25,973,031	26,225,901

Inputs acquired from third parties
Cost of services provided and goods sold	-	-	(7,232,375)	(8,280,452)
Material, energy, third party services and other costs	(11,952)	(8,073)	(3,674,485)	(3,613,758)
	(11,952)	(8,073)	(10,906,860)	(11,894,210)

Retentions
Depreciation and amortization	-	-	(3,052,579)	(2,767,870)

Net value added created	(11,952)	(8,073)	12,013,592	11,563,821

Value added received by transfer
Income from equity accounting	1,579,188	1,521,331	-	-
Financial revenues	3,265	9,280	1,003,425	686,154
	1,582,453	1,530,611	1,003,425	686,154

Total value added for distribution	1,570,501	1,522,538	13,017,017	12,249,975

Distribution of value added
Personnel and charges
Direct compensation	8,699	5,569	562,053	492,750
Benefits	1,045	759	154,606	136,143
F.G.T.S	179	120	52,627	46,026
Others	22	-	13,303	11,230
	9,945	6,448	782,589	686,149
Taxes, charges and contributions
Federal	2,515	1,532	3,310,755	3,236,529
State	1	6	5,519,228	5,326,222
Municipal	15	13	13,934	12,602
	2,531	1,551	8,843,917	8,575,353
Remuneration of third party capital
Interest	11,393	8,739	1,289,139	983,703
Rentals	213	186	554,953	499,156
	11,606	8,925	1,844,092	1,482,859
Remuneration of shareholders’ equity
Dividends	367,274	357,583	367,274	357,583
Retained earnings	1,179,145	1,148,031	1,179,145	1,148,031
	1,546,419	1,505,614	1,546,419	1,505,614

	1,570,501	1,522,538	13,017,017	12,249,975

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2014

Dear Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) submits to you the Management Report and the Consolidated Financial Statements of the Company, with the independent auditors’ report for the fiscal year ended on December 31, 2014.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as defined by the IASB.

The operating and financial information of 2014 below, unless stated otherwise, is presented in Brazilian Reais (R$), based on consolidated figures and pursuant to Brazilian corporate law.

Profile

TIM Participações is a publicly traded company which shares are listed on the São Paulo Stock Exchange (Bovespa) and which ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). In late 2014, the Company was informed that it will be part, for the seventh consecutive year, of the select group of companies that make up the ISE (Corporate Sustainability Index) portfolio. Moreover, it is the only telecommunications company to participate in the ”Novo Mercado”, the highest level of corporate governance of BM&FBOVESPA, in addition to having implemented the Audit Committee under the Company’s Bylaws, achieving further progress in its Corporate Governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Itália group. Through the sharing of experiences and the adoption of a best practices policy, the Company shares experiences with its parent and builds synergies benefiting all of its customers. Through our subsidiaries, TIM Celular S.A. and Intelig, we operate in the mobile phone market, in fixed telephony and long-distance and data transmission markets, throughout the Brazilian territory. TIM is also a reference in the offering of ultra-broadband services through TIM Fiber, and our area of operation for TIM Fiber encompasses the metropolitan areas in the states of Rio de Janeiro and São Paulo.

We are the second largest provider of mobile services in Brazil by total number of lines, with 75.7 million clients and a 26.97% market share, according to Anatel data based on December 31, 2014. During this last period, we recorded 2.3 million net additions. In 2014, our net service revenue was equivalent to R$16,325 million, down 2.3% compared to the same period ended in 2013. Our EBITDA however, increased in this comparison, recording an increase of 6.4% year over year.

With GSM technology, we reached approximately 95% of the urban population of the country, in December 31, 2014, with presence in 3.4 thousand municipalities. We also have a sophisticated 3G network available to more than 79% of the urban population of Brazil, as well as a state of the art 4G network that is rapidly developing. We also have international roaming agreements that include 474 networks available in over 212 countries.

Our fiber optic network is installed from North to South, featuring an extensive long distance network (backbone) of approximately 47 thousand km and metropolitan networks (backhaul) with unique capillarity to offer high quality ultra-broadband services in the metropolitan areas in the states of Rio de Janeiro and São Paulo, a service that has received numerous awards and recognition for its quality, being the top ranked service in the Netflix ranking.

In 2014, we continued our expansion project of the metropolitan fiber optic network, reaching 125 cities. This project is an important step for the Company, as it is critical to the delivery of a high-performance data service through 4G technology. Also noteworthy is the construction of the LT Amazonas project, which consisted in the construction of a fiber optic backbone linking the main cities of the northern region in the country, one of the regions that has the most infrastructure needs in Brazil.

The TIM brand is strongly associated with innovation and quality. The Company became a pioneer in diversity of products and services such as MMS and Blackberry in Brazil. Following this trend, it renewed its portfolio in 2009 to position itself as the operator with the “Revolutionary Plans and Promotions.” The company launched two families of plans - ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great incentive to use (charge per call, charge per day, unlimited use), constantly exploring the concept of the TIM community, which now has over 75 million lines in Brazil. This innovation continued with the introduction of pre-paid data plans, the Liberty Controle plans and various offers of Value Added Services in content and applications, such as TIMmusic and TIMprotect.

The Company is aware of the need to increasingly invest more rationally in an industry which by nature is capital intensive. In 2014, investments totaled R$3,932 million, roughly in line with the investment made in 2013, most of this investment was concentrated in infrastructure, confirming our commitment to improve quality. It’s also important to remember that, this year, we invested a total of R$2,922 million to obtain our license to operate the 4G technology at 700 MHz.

At the end of 2014, we had over twelve thousand points of sales between Premium stores and dealers (exclusive or multi-brand), as well as counting on the capillarity of large retail chains. In addition to traditional retail outlets, clients of the prepaid segment also have alternative recharge channels such as supermarkets and newsstands, totaling over 450 thousand points of sale spread throughout Brazil. It is also worth highlighting the number of 173 stores at the end of this year, 11 of which were opened in 2014.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

1. Message from Management

Dear Shareholders and Analysts,

The year of 2014 consolidated a significant structural change in the company’s business, following the transformation trends of the entire mobile telecommunications industry. On one hand, it was possible to observe the exceptional growth of our data, value added services and content revenues (SMS excluded), which continue to demonstrate a strong acceleration, closing the year with a growth of 56% year over year in the last quarter when compared to the same period a year before. On the other hand, it was also possible to observe the continuation of the sharp deceleration of the interconnection revenues, due to the regulatory cuts of the MTR (VU-M), as well as to the reduction of SMS revenues, given the growth of the messaging services based on Smartphone applications, what also ended up impacting the voice service usage, which had a slight reduction over the year.

These transformations confirm the correctness of the strategic orientation adopted by the company, which has been focusing intensely on the search for leadership in the Mobile Internet and all of its associated services, based on the development of innovative offers and on the strong investment in a data centric infrastructure.

During 2014, the challenges presented by the country’s macroeconomic environment became more apparent, in particular in the second half of the year, given the reduction of the rhythm of the economy and its direct impact in the reduction of consumption, also punctuated by the competitive intensity of the sector, which, even though presented signs of increased rationality, continues to be high with the presence of four large mobile operators.

It is also worth mentioning that 2014 was marked by a very positive evolution of our fixed businesses, with the return to growth of the former Intelig operation, now rebranded TIM Corporate Solutions, as well as the continuity of growth of our TIM Fiber business unit, through the success of the LiveTIM service, considered today to be the country’s best residential broadband offer, and which presented a growth of over 100% in its client base during the year.

Within this environment, we can without a question state that the results achieved by the company during 2014 were very solid, with a balance between financial, operational and strategic objectives.

User Base Growth

We closed the year with close to 76 million active lines in our user base, and we consider this very large customer base to be our main asset, positioning us as the market share leaders in the prepaid segment in Brazil, as well as the second largest mobile operator by the number of total users. Despite a slower rhythm of growth of the user base both for TIM and the market as a whole, we worked throughout the year with the purpose of improving the value of our customer base, especially through our Liberty Controle postpaid plan, which presented a sound growth of 14% year over year. In a consistent result with our overall strategy, it is also important to mention the strong growth of our data users, which reached the mark of 34 million users at the end of 2014, or a penetration of close to 45% of the total user base.

Infraestructure

In 2014, our infrastructure continued to receive enormous attention as one of our key strategic pillars, with highlights to the number of 125 cities covered by our Mobile Broadband Plan (MBB), the expansion of our coverage through the deployment of a large number of new 3G and 4G sites, the development of our “HetNet” architecture with Small Cells, Femto Cells and WiFi access points, as well as the deployment of our “Bio-Site” project in several cities in the country, demonstrating the innovative approach also in the development of our network infrastructure. These steps mark the continuation of our investment to support the enormous data traffic growth in Brazil, and I believe today that TIM is one of the operators which invests the most in the expansion and improvement of its infrastructure, reaching in 2014 a level above 20% of our total revenues.

Also worth highlighting the success of TIM’s participation in the 700MHz frequency auction conducted by Anatel last year, with the acquisition of its preferential spectrum block by close to its minimum value, correctly positioning the company for the future growth of the 4G services.

Launch of New Services

Given the strong pace of expansion of our infrastructure, our marketing team has also followed the pace with the launch of innovative services throughout the year, with highlights to the Infinity Day offer, bringing per-day charges to prepaid voice, the Controle WhatsApp postpaid plan, an innovative offer in partnership with the world’s most popular messaging service, and the new TIMmusic by Deezer service, just launched at the end of the year. We believe that such agility and innovation in the offers will continue to differentiate TIM, positioning it as one of the forefront players in the industry.

Turnaround of the Corporate segment

After a period of restructuring an repositioning of our fixed corporate operation, rebranded in 2014 as TIM Corporate Solutions, the fourth quarter results brought the confirmation of a significant improvement of both financial as well as operational metrics. The last quarter of the year presented revenue growth when compared to the same period in 2013, and signaled, together with a substantial increase in the rhythm of new sales, a turnaround to a new trajectory of performance from now on. Also important to highlight, starting in the second semester of 2014, the integration of the fixed and mobile services to large clients under the TIM Corporate Solutions umbrella, allowing for convergent offers and a greater competitiveness of our portfolio in the segment.

Financial Results and Profitability

Even though the total net revenues of the company have presented a slight reduction of around 2%, given primarily to the impact of the MTR and SMS reductions as previously mentioned, our main growth indicator, which is the Revenue Generated by our clients (excluding interconnection revenues), presented an excellent result of +6.3% compared with the year before. The transformation of our revenue profile, coupled with a disciplined and prudent cost management, allowed us to present an EBITDA growth of +6.4% in 2014, in addition to a Net Profit growth of +2.7%, indicating a strong resilience towards the challenges faced during the year. This same EBITDA growth, when free of the MTR reduction effects, would have been 13.5%. As an additional highlight, we should also mention the increase of the profitability of the operation, with the elevation of our EBITDA margin in the last quarter of 2014 to 30.1% over total revenues or 38.1% over service revenues, compared to 28.9% and 35.3% respectively in the same quarter in 2013.

Conclusion

In summary, even when still in face of a challenging scenario, I believe that TIM has once more demonstrated its enormous capacity of delivering results, based on its innovation in the development of new offers, on the intense investment in infrastructure and on our solid institutional positioning in search of industry leadership in the Brazilian telecommunications market.

During 2014, we again did not allow baseless rumors and speculation about the consolidation of the Brazilian market to distract us from our execution focus and our strategic plan. I am certain that we initiate 2015 stronger than ever, ready to keep growing and winning market share, and attentive to any strategic opportunity that may present itself, always based on the long-term commitment with the country and on a fantastic team of professionals, of which, without a question, I am very proud of being part of.

Rodrigo Abreu

CEO

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

2. Economic and Industry Overview

2.1. Economic Environment

In Brazil, 2014 was marked by an economy impacted by more negative than positive data. On the positive side we had the unemployment rate, which again decreased, to 4.6%. Even though this is the lowest level seen in the country since mid-2002, the expectation is that this level is not sustainable, since the labor market should respond to the weakness of the economic activity, which should cause an increase in this indicator within the next few months.

The country went through a year of presidential re-election, and ended 2014 with great challenges. The official inflation ended the year at 6.41%, within the target’s ceiling (4.5% with a variation of +/-2%). Thus, the Central Bank implemented successive increases in the basic interest rate (SELIC) that, in 2014, went from 10% to 11.75% at the end of the year. The expectation for the end of 2015, according to the latest 2014 Focus Report is that the SELIC may reach up to 12.50%. Another highlight was the slowdown in the Gross Domestic Product (GDP), with a growth of only 0.2%. In addition, it is noteworthy that the National Monetary Council announced in December 2014 an increase by 0.5% of the Long Term Interest Rate (TJLP), which went from 5% to 5.5% p.a. starting in January 2015. The TJLP, which had been maintained at 5% since January 2013, is the reference rate for 90% of BNDES loans and can affect long-term investments in the country.

Regarding the exchange rate issue, Brazil continues to try to curb the appreciation of the dollar, which rose 13% against the Brazilian real in 2014, even with the central bank keeping the sale of currency in the markets (total foreign exchange swaps reached US$ 110 billion). Concerns about political instability in Greece, its impacts to the Eurozone, and the continuity in the oil price decline boost demand for lower-risk assets. In this scenario, the dollar continues to gain value against the major currencies (euro and pound).

The trade balance ended the year with an accumulated deficit of US$ 3.93 billion in 2014. With this result, there was a reversal of the trend of surpluses recorded since 2001. The decrease of 7.0% in exports, which totaled US$ 225.101 billion, was the main determinant for the negative balance observed during the period, due to (i) the decline in the sales of manufactured goods - reflecting to a large extent, the reduction of trade with Argentina; and (ii) the widespread reduction in commodity prices, especially iron ore, oil and grains.

2.2. Telecommunications Sector

The Brazilian mobile market reached 280.7 million lines at the end of 2014, representing an annual growth of 3.6% (vs. 3.5% in 2013) and a teledensity rate of 138.0%, from the 134.3% recorded in 2013, according to Anatel. The reduction in the rate of growth of the customer base is the result of a highly penetrated market (due to the use of multiple SIM cards) and the stabilization of the competitive pressure. However, the mobile market growth has been supported by three main factors: i) the machine communication market, also known as machine-to-machine, or M2M; ii) growth in demand for data services, especially in smart/webphones; and iii) the migration from pre-plans to postpaid.

The Brazilian mobile market is the fourth largest in the world in number of lines. Mobile telecommunication has established itself as the mean of communication with the largest presence in Brazilian homes in all social classes, largely due to the present market offerings with a focus on connections within the same provider.

The prepaid segment reached 212.9 million accesses (+0.6% YoY) representing 75.8% of the total market.

Most of the growth was concentrated in the postpaid segment, which reached the mark of 67.8 million lines, an increase of 13.9% YoY, driven by the sub-segment of the so-called control plans.

2.3. Particularities of the sector

Mobile telephony in Brazil is characterized by being a private sector where prices and tariffs are regulated by the market. ANATEL acts as the agency that regulates all sectors of telecommunications in Brazil, with the mission to “promote the development of the country's telecommunications to give it a modern and efficient telecommunications infrastructure, able to offer society appropriate services, diversified and at fair prices, throughout the national territory.”

In the competitive environment, the Brazilian mobile telephony sector is presented as one of the most competitive in the world, being one of the few to present four major competitors with a national presence and a market share from 18% to 28%. The strong competitive movement in the market implies greater pressure on margins due to commercial expenses related to advertising, commissions and benefits.

The need for intensive capital is also a major feature of the telecommunications industry. To support the increase in network traffic over the years and the advent of new technologies, high levels of investment are necessary to ensure the scale and quality of services provided.

2.4. The Regulation of the Sector

The telecommunications industry is subject to regulation by the National Telecommunications Agency - ANATEL, a special agency subordinate to the Ministry of Communications, which has an autonomous and independent management. ANATEL is responsible for editing the rules governing the provision of telecommunications services and the relationship between different providers, pursuant to the terms in the General Telecommunications Law (Law No. 9,472 of July 16, 1997).

The operational activities of TIM, Intelig and TIM Fiber, are subject to regulation by ANATEL through strict regulation of the provision of mobile communications services (Personal Mobile Service - SMP), fixed telephony (Fixed Switched Telephone Service - STFC) and data transmission (Multimedia Communication Service - SCM). During the second half of 2012, the Fiber SP and Fiber RJ providers were merged into TIM, who took over the continuity of service provision.

In view of the great dynamism of the sector, in particular on account of the accelerated technological developments undergone by the providers, especially under the SMP, the standards published by ANATEL are subject to periodic updates.

In order to share the planning of its actions with society and optimize the implementation of public policies established by the Executive Branch, ANATEL approved the General Plan for the Update of Telecommunications Regulations in Brazil - PGR (Resolution No. 516/2008). In the PGR, ANATEL establishes short, medium and long term actions defined respectively in 2, 5 and 10 years.

This process of normative adequacy takes into account the technical analysis of the specialized areas of ANATEL and discussions coming from Public Consultations, by which the proposals for updating regulations are debated by ANATEL, the government and society in general, always monitored quite closely by the Company.

The publication of Presidential Decree No. 7512 of June 30, 2011, also brought important milestones for the industry, as the bidding for fourth generation radio frequencies and the setting of quality goals in broadband, which resulted in a new regulation of the SMP and SCM, assigning quality parameters for the provision of Fixed and Mobile broadband, in the implementation phase by means of an integrated group of companies and Anatel, whose full adaptation will require new investments, as well as the Decree has approved the new PGMU of obligatory observance by the STFC concessionaires.

During 2014, several Regulations and Resolutions caused impacts on the operations of TIM and Intelig, especially those listed below:

•

Resolution no. 630 of February 10, 2014, approving the Regulation of the Estimation of Weighted Average Cost of Capital - WACC.

•

Resolution no. 632 of March 7, 2014, approving the General Regulation of the Rights of the Telecommunications Services Client - RGC and which increases the transparency in consumer relations and expands the rights of those who use fixed and mobile telephony, broadband and cable TV .

•

Resolution no. 633 of March 14, 2014, which assigns the frequency range of 4910 MHz to 4940 MHz also to the Mobile Service on a primary basis, maintains the assignment of radio frequencies range of 4,940 MHz to 4,990 MHz for Fixed and Mobile Services in primary character, assigns the 4910 MHz spectrum band to 4990 MHz to Private Limited Service (SLP), for Public Security and Civil Defense applications, and shall adopt the Regulation on Channeling and Conditions of Use of radio frequency range

•

Resolution no. 634 of March 28, 2014, which a approves the amendment of Clause 3.2, § 1, item I, the Concession Agreement for the exploration of the Fixed Switched Telephone Service - STFC in the Local, Domestic Long Distance - LDN and International Long Distance - LDI service modes, to extend the deadline for submission to Public Consultation of proposals for amendments for the 2016-2020 period.

•

Resolution no. 635 of June 11, 2014, approving the Regulation on Authorization of the Temporary Use of Radio Frequencies.

•

Resolution no. 636 of June 11, 2014, amending the Internal Regulations of Anatel to include classroom participation and the possibility of utterance during the resolution of matters at the Meetings of the Anatel Board.

•

Resolution no. 639 of July 10,2014, approving the Standard for setting maximum values of fixed network usage fees of the Fixed Switched Telephone Services (STFC), the mobile network usage benchmarks of the Personal Mobile Service (SMP) and the Industrial Exploration of Dedicated Lines (EILD), based on Cost Models.

•

Resolution no. 640 of July 11, 2014, approving the Regulation on Living Conditions among Broadcasting Services of Sounds and Images and SBTVD Television Relay and the Radio Communication Services Operating in the range of 698 MHz to 806 MHz.

•

Resolution no. 642 of October 3, 2014, approving the Regulation on Radio Frequency Use Conditions in the 71 GHz to 76 GHz bands and 81 GHz to 86 GHz.

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Resolution no. 645 of December 16, 2014, which approves the Internal Regulation of the Use of Spectrum and Orbit Committee.

•

Joint Resolution No. 4 of December 16, 2014 (Aneel and Anatel), published in the Official Gazette of 12/30/2014, approving the reference price for the sharing of posts between electricity distributors and providers of telecommunication services, to be used in the processes of conflict resolution, and establishes rules for the use and occupation of the Attachment Points.

Additionally, ANATEL published over 2014, several Public Consultations in order to receive contributions, from society and the industry, to draw up new regulations, especially the following:

•

In April 2014, Anatel, according to the provisions of Public Consultation No. 13, proposes requirements for the certification of Category I telecommunications equipment with regards to support the IPv6 protocol.

•

Also in April 2014, the Agency publishes Public Consultation n0 14 - proposing the Regulation of Use of Radio Frequencies Spectrum and amendment of the Rules of Public Price Collection by the Right of Use of Radio Frequencies.

•

In May 2014, through Public Consultation n0 19 - ANATEL published the Bid Notice proposal for Authorization of the use of Radio Frequencies in the 708-748 MHz and 763-803 MHz ranges, associated with the Authorization for provision of Personal Mobile Service - SMP.

•

In August 2014, Public Consultation no 31 presents the Prior Discussion with Society on topics relevant to the construction of the General Rules of Accessibility in Telecommunications.

•

In December 2014, ANATEL, through Public Consultation n0 45, proposes the Bid Notice to give Brazilian Satellite Right of Exploration for the Transport of Telecommunications Signals.

•

Additionally, still in December 2014, the Agency publishes Public Consultation n0 47, proposing an amendment of the General Plan on Competition Targets - PGMC, approved by Resolution No. 600 of November 8, 2012 regarding the Bill and Keep.

Finally, another important regulatory framework for the telecommunications sector was the enactment of Law No. 12,965, in April 2014, known as “Marco Civil da Internet” laying down the rules, rights and duties in the Brazilian virtual environment.

The document is considered an “Internet Constitution,” which defines the rules and basic concepts of the web, where it will support future projects and laws on the digital world. The text indicates the freedom of expression, privacy protection and the establishment of net neutrality as basic principles of the Internet, and defines the actors and what are the responsibilities of each in the online environment.

2.4.1. Cost Model

On July 4, 2014, Anatel issued Resolution No. 639, setting the reference values for MTR, TU-RL and EILD, ending in 2019 for the mobile and fixed rates and until 2020 for EILD. On July 7, 2014, acts 6,210. 6,211 and 6,212 were published, establishing the values to be charged starting in 2016.

With the adoption of the Cost Model, there are drops predicted for MTR for Authorized Companies between 40% and 45% in the first year, and about 47% for each of the subsequent years, in Region I; for region II a drop of about 35% in the first year followed by drops of approximately 48% in subsequent years; now for region III, the drop in the first year goes from 24% to 30%, and is approximately 39% in the subsequent years.

Now TU-RL, applicable to the Concession Holders, there will be reductions of 63% to 72% in the first year, of 21% to 50% in the second and third years, followed by 18% to 50% in the last year, depending on the region.

Finally, for EILD, there is the need for a review in periods of four years and forecasts of drops for this service can reach 71%. The Agency has also increased the regulated speeds above 2 Mbps, including 8, 16 and 34 Mbps.”

2.4.2. Radio Frequency Auction

On September 30, 2014, TIM Celular participated in the auction of the 700 MHz band for expansion of 4th Generation mobile telephony, in the LTE technology, consecrating itself the winner of Lot 2, composed of (10+10) MHz, for a period of 15 years, renewable for the same period, the bid of R$1.947 billion (1% premium over the minimum price of R$1.927 billion). The auction also inserted the reimbursement obligation for the clearing of the band owned by broadcasting, prorated by the winning bidders and adjusted from R$904 million to R$1.199 billion, from the absence of parties interested in two lots. This amount will be paid in four installments (30% in April 2015, 30% in January 2016, 30% in January 2017 and 10% in January 2018), adjusted by the IGP-DI, as provided in the Notice, to an entity that will be created until March 2015 by the winning companies, called EAD (Managing Entity of the Redistributing Process and Digitalization of TV Channels).

In search of balance, this additional payment (R$295 million) for the EAD should have their present value discounted from the public price. However, the methodology employed by the Agency did not follow what was set out in the Notice, performing a recalculation of the minimum price and thus generating a final public price of R$1.739 billion. Because of this divergence, administrative resources were presented by each winning bidder to ANATEL and later denied, still having the legal arena for discussion of the payment of the value of R$60 million, considered surplus.

TIM Celular, after a disbursement of R$1.678 billion to the Agency, signed the Authorization Form on December 5, 2014, published in the Official Gazette on December 8, 2014.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

3. TIM Services

3.1. Our Business

A strong brand associated with innovation We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of pay per call in Brazil (Infinity Pré), followed by a prepaid per day used internet package (the Infinity Web), a combined daily package of internet and text messaging (Infinity Web + Torpedo). More recently, TIM innovated by launching the first prepaid service with charging per day (Infinity Dia), and the sharing of data packets on multiple devices and the exclusive partnership with Whatsapp for the use of the application with unlimited traffic for messages (TIM Controle Whatsapp). Our plans have transformed the mobile telecommunications market in Brazil, in line with our strategy of increasing voice traffic and long distance calls in the country, and accelerating the fixed-line service replacement trend for mobile services for both voice and for data, which is presented as the new wave of growth in the industry.

We believe that our innovative plans and offerings have helped to position the company as a service provider able to set a new standard in the market. Among these plans are Infinity Pré, in the prepaid segment, which introduced the concept of charging per call (rather than per minute), and equalization of tariffs for local calls and long distance within our network. In the post-paid segment, the concept of unlimited calls within the TIM network with our TIM Liberty plan, and unlimited traffic to use messages in Whatsapp. We believe that the further development of other plans based on these concepts (Infinity Web - prepaid data; Liberty Web - postpaid data; Infinity Torpedo - text messaging package, Infinity Web+Torpedo, among others) strengthens our leadership position over our competitors in terms of innovation.

3.2. Our Strategy

Strengthening of our client base and the improvement of our network. Despite a slower pace observed in 2014 in line with the country's economic performance, the market maintained its positive growth. Thus, we believe that there is still significant opportunity for growth in the sector, especially due to the mobile Internet market, to the M2M market, in addition to the organic growth of the voice client base, allowing increased use by users, charging in a simple and transparent manner, such as in the mechanics of charging per call and, more recently, per day.

Our strategy is mainly aimed at taking advantage of the opportunity for growth of the mobile internet in the Brazilian market. We believe that mobile operators are in an excellent position to address the opportunity for growth of the broadband internet in Brazil, since mobile operators have flexible pricing plans (including prepaid), which are more suitable for the payment capacity of most of the Brazilian population. Moreover, the lack of a fixed infrastructure is still an important issue that impedes access to the fixed broadband service, especially in suburban areas, in which the movable coverage is more appropriate. Besides the advantages of accessibility and coverage of mobile operators, cultural changes in such places reinforce the demand for mobile internet, as there is a constant desire to connect to the Internet always, everywhere. A mobile provider is able to provide this service efficiently, due to the sharing of network assets by users on accessing the network.

Taking advantage of the acceleration of fixed-mobile substitution. We seek to seize the opportunity of the growth of the voice and data traffic as well as encourage the use of mobile devices, instead of fixed lines for long-distance and Internet communication through fixed-mobile substitution. We believe that the main advantage of our product offer is that users are able to use our network more than the other mobile telecommunications providers. Since 2009, when our Infinity prepaid plans and Liberty postpaid plans were launched, this strategy continues to be improved, and is a key part of our growth.

The fixed-mobile substitution is increasingly evident in the Brazilian market. The fixed-line operators have seen a decline in traditional phone users and a drop in revenue. Considering that we are essentially a mobile provider, with a robust network infrastructure, the impact of any reduction in the fixed telephony market does not affect our performance. Therefore we seek to encourage fixed-mobile substitution, which increases the demand for our services.

3.3. Commercial Operations

TIM's commercial operations in 2014 reflected the company's focus on strengthening the client base and improving the network of voice and data services. Although the market has grown at a slower pace than in 2013, TIM explored organic growth opportunities of the voice client base and increasing the use of mobile data by users. In the consumer market, there was the continued migration of the prepaid profile to postpaid and in the corporate market the growth of opportunities for M2M.

In terms of sales to the client, TIM consolidated its national presence and a broad structure of distribution channels of chips and recharges in all states of Brazil with more than 12,000 points of sales between own stores and third parties, exclusive distributors or multi-brand and retail chains. In addition, customers of the prepaid service have alternative recharge channels such as supermarkets and newsstands, totaling more than 430 thousand points around the country. In 2014, TIM opened 11 stores and expanded the sales of the Controle plan for channels traditionally focused on prepaid services through adjustments on the focus of the channel, campaigns and strategic partnerships.

The sales volume of prepaid access (Infinity) remained stable over the previous year due to the increased focus on quality sales measured by the volume of recharges. The sales of postpaid voice access (Liberty) exhibited a growth of 1.1% over the previous year as a result of the migration actions of prepaid customers and the launch of the Controle Whatsapp plan in the last quarter. As for post-paid voice access (Web), the novelty was the launch of the shared plan in November, reversing the previous downward trend.

For the corporate market, TIM has a different structure for each client segment. We have over 200 partners focused on serving small and medium enterprises, a team of indirect sales with 140 professionals to serve medium-sized enterprises and a specialized sales team of 60 employees focused on large companies. In 2014, the separation and migration of the sales area occurred and the service of large companies to the dedicated structure of Corporate Solutions due to the strategic alignment to offer TIM services and products.

In late 2013 and throughout 2104, we promoted a rehabilitation of the partners’ base for small and medium-sized enterprises due to the identification of business practices outside TIM’s quality standards. In addition, we changed the trade policy foccusing more on the quality of sales and the maintenance of clients in our base. These initiatives have generated impact on sales volume in 2014 and we verified the stabilization of the sales force of the partners, reduced by 25% compared to 2013, from the 3rd quarter of 2014.

4. The TIM brand and advertising campaigns

4.1. The TIM brand

TIM is the second largest provider in Brazil and the leader in the prepaid segment. The positive performance is the result of the company's innovation, which led major movements in the sector to make mobile services affordable to the entire population.

The company also prioritizes transparency in its business and client relationships. A milestone was the launch of the Portas Abertas website, which allowed consumers to know the true picture of TIM coverage and its expansion projects and network improvements.

In 2014, the Company surpassed the 75 million clients, maintaining its focus on services guided by Transparency, Quality, and Innovation.

This number is the result of consistent work, innovative services that encourage the category and others focusing on the Internet, such as, for example, the launch of Controle Whatsapp - an offer that allows clients to use unlimited WhatsApp throughout the month for only R$29.90.

4.2. Advertising campaigns

TIM invests in innovation and quality services with the ultimate and final goal to improve the lives of its customers through technology. This mission is directly related to the positioning of the brand, whose focus is empowerment. In 2014, institutional campaigns brought a new icon - the blue door - which represents, metaphorically, the role of TIM as a facilitator of the day-to-day of its clients.

Parallel to this, a consistent effort was made to consolidate the Liberty and Infinity plans, reinforcing the concept of "smart choice", with significant benefits for consumers. In addition, innovative services focusing on the Internet were launched, following the current market scenario and new telephony consumption habits. The main examples of released plans and services we have already mentioned above - Controle WhatsApp, Infinity per day, data packets for Liberty Controle, internet sharing - and still Infinity Turbo 7, plus discounts on smartphones through handset subsidies in fidelity plans

There were a total of 22 mass campaigns with high impact, using media such as television, radio, internet and print media.

TIM also continued to work with the Blue Man Group, which remains one of the main spokespersons for the brand in 2015.

4.3. Human Resources

TIM has as one of its strategic pillars “People and Organization,” so that the focus on people, the development of their capabilities and skills and the realization of “Best Place to Work” initiatives are vectors of encouragement and renewal of the sense of pride and belonging of its employees. Our goal is to stimulate creativity and encourage people to break the barriers of everyday life and go beyond their limits. All this with a focus on the client, to bring unlimited communication, access to technology and full mobility throughout the TIM community.

The company manages its human resources by aligning the expectations of the people, the needs of the business and the market conditions. In a motivating and challenging work environment, TIM offers space and opportunities for its team to expand its horizons, develop and enhance the achievements of the company.

TIM invests in the continuous promotion of professional development of its staff, promoting employees' commitment to the goals and strategic objectives of the company.

4.3.1. People

The TIM Group closed the year of 2014 with 12,860 employees throughout Brazil. These people, with their stories and their knowledge, represent the intellectual capital of the company and act as a key to the development of the business.

With skills and attitudes essential for the growth of the company, the staff is young and works with innovation and energy to achieve. The average age is 32 years:  23% of employees have up to 25 years; 50% are between 25 and 35 years; 21% are between 35 and 45 years and 7% are over 45 years of age.

Approximately 48% of people have a college education or are attending college and 6% of the workforce has a post-graduate degree. The numbers and achievements show that employees make up a diverse and highly qualified staff to meet the challenges of the company.

TIM's workforce is complemented by 276 trainees and 415 apprentices.

4.3.2. Development and Training

At TIM, employees have access to innovative tools and well-structured ways to evolve within the company and build a successful career. In line with the organizational values of the company, they trace the career from their own professional experiences and knowledge acquired with the company's investment.

Therefore, TIM invests in online and in-person courses. In 2014, there were 15,048 participants in the Training and Capacity Building Program, totaling 1.075.693 hours, an average of 472.8 hours per employee. The courses are mainly focused on the pillars of technical, behavioral and managerial competencies required for the challenges of each position.

To guide the careers of its employees, TIM maps and guides the development and monitors the individual performance to guide the activities with more assertiveness. In addition to encouraging and providing real opportunities for growth, the company recognizes the dedication and the differentiated performance of its professionals, with reference to the Performance Management.

Throughout 2014, 2,052 employees were awarded merit actions and internal opportunities, reaching 36% of the eligible population, with an average salary increase of 19.1%.

The attraction and the development of high potential professionals are priorities for TIM. Through the ”Programa Talentos Sem Fronteiras”, TIM seeks to identify and attract the best young professionals in the job market, preparing them to put into practice new ideas and take strategic positions in the company in a short time. In 2014, we selected 8 new talents to join the program in January 2015, with a total of 9,790 enrollments.

In order to attract the best students of the market and train our future professionals, the “Programa Estágio Sem Fronteiras”brings to TIM youths with energy and determination, initiative, team sense and, especially, interest in challenges. In 2014, over 26,000 students from across the country enrolled in the program.

4.3.3. Integration and Quality of Life

Among the actions for the integration of employees was Inspire-se, a non-financial recognition program. In this program, the company employees could nominate colleagues and be nominated by them in skills aligned to the purpose/mission and to the company values.

The TIM Institute closed 2014 with 80,000 people benefiting from its projects throughout Brazil, this has as its mission creating and improving the resources and strategies for the democratization of science, technology and innovation in Brazil, continues in 2015, with over ten initiatives in progress, all guided by four principles: education, technology applications, inclusion and work.

The TIM Institute was the central theme of Children's Day, in which the company receives the children of employees in its facilities. The event, which reinforces the sense of belonging and approaches the families to the reality of TIM, provided the children with scientific knowledge and activities related to science for 4,000 participating children.

The partnership with the “Math Circle Brazil” project to develop a learning program in public schools, reached more than 14,000 project categories in 2014. Classes were held in public schools in São Paulo, Rio de Janeiro, Duque de Caxias, Brasilia, Porto Alegre, Salvador, Fortaleza, Aracaju, Belém and Porto Velho, benefiting approximately 8,000 students. It is expected the project will benefit even more students in 2015.

The TIM Makes Science Project also achieved positive results. Created with the goal of bringing to the classrooms material resources to enable teachers to discuss the main intellectual operations involved in the production of scientific knowledge, the action reached 251 municipalities, benefiting about 70,000 students and enabling more than 2,000 teachers. In 2015, the program’s goal is to involve 100,000 students.

Also in 2014, we had campaigns such as the Vaccination Campaign and the Oral Health Campaign.

Internally, the corporate identity campaign sought to align the same goal to all employees, highlighting the importance of the work of each one to the achievements of the company, focusing on the company's purpose/mission (Connect and take care of every customer, so everyone can do more) and the values of Commitment, Agility, Client Care, Innovation and Transparency.

To recognize the committed performance of the whole team with the strategic pillars and the challenges overcome in 2014, year-end social events were held in all regionals.

4.3.4. Work Relations

TIM continued the process of interaction with the unions, to reconcile the interests of the company and the entities representing the telecommunications employees. Employees are free to affiliate to the union of their category (SINTTEL) and 100% of them are represented by these unions according to the Brazilian legal system. The company negotiated two types of collective instruments: Collective labor agreement (working conditions, social and economic) and Profit Sharing Program - PPR (variable remuneration of profit distribution program). The Process occurred through 4 rounds of negotiations (meetings) for each process, giving rise to the voting assemblies, with the respective approval in the Collective labor agreement and approval of the national committee of PPR negotiations. These agreements apply to the 26 states of the federation and Federal District represented by two trade union federations. The final stage of the process will take place (in progress) through the agreements registration process.

4.4. Client Service

In 2014, TIM excelled in the number of customer complaints in Procons, integrated into SINDEC system (Integrated National Information System), being the operator with the lowest number of complaints in the consolidated national result with 55% fewer complaints than the second least claimed.

In addition, in 2014 the total number of complaints related to network (network repair + Call completion) in ANATEL had a significant reduction of 27% over the previous year. Adittionally, the number of complaints in ANATEL related to the use of data fell 11% year on year.

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5. Corporate Events

5.1. Long Term Incentive Plan

The Long Term Incentive Plan aims at granting stock options or subscription of shares issued by TIM Participações to officers and employees of the Company and its subsidiaries, thus seeking to promote the expansion, the achievement and the success of the Company’s social objectives as well as align the interests of shareholders and directors and employees of the Company.

As approved by the Company's General Meeting, the administration of the Plan rests with the Board of Directors, subject to the Company's Bylaws. Currently, there are two prevailing Long Term Incentive Plans in the company, referring to the 2011-2013 and 2014-2016 cycles:

5.1.1 2011-2013 Cycle

The granting of stock options or subscription of shares of this Plan has been held annually for 3 years (2011.2012 and 2013), and the exercise of the purchase option or subscription of shares will be carried out gradually, up to 33% in the first year, up to 66% in the second year and 100% in the third year, counted from each of the three grants. The term of the options is 6 years.

For definition of the conditions of the purchase option are annually considered the levels of achievement of the Minimum Relative Performance Goals and Absolute Performance Minimum Goal, cumulatively. For purposes of determining the Exercise Price, the Action Base Price will be adjusted positively or negatively, as the Relative Performance achieved by the Shares traded on the BM&FBovespa, calculated on the Date of Measurement.

For this Plan, the results of 3 vestings of the 2011 grant 2011 and the 1st and 2nd vestings of the 2012 grant and the 1st vesting of the award in 2013 have already been determined.

5.1.2 2014-2016 Cycle

The granting of stock options or subscription of shares of this Plan is held annually and for 3 years (2014, 2015 and 2016), and the exercise of the purchase option or subscription of shares is carried out gradually, up to 33% in the first year, up to 66% in the second year and 100% in the third year, counted from each of the three grants. The term of the options is 6 years.

Minimum conditions for exercising the purchase option are not established. For purposes of determining the Exercise Price, the Action Base Price will be adjusted positively or negatively, according to the position in the Relative Share Performance ranking achieved by the Company’s Shares traded on the BM&FBovespa.

For this plan, the results of the vestings will be calculated from 2015.

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6. Network

The investments of the Company prioritized projects for (i) the expansion of its fiber optic network (ii) the optimization of the use of the network, with adjustments to improve the signal quality in the current coverage areas and (iii) the mapping of the main causes of interruptions and failures of the network, as well as the necessary measures to prevent these events, ensuring call and data connection quality, for greater user access capability.

Investments by technology

As a provider of an essential service to the socioeconomic development of the country, we strongly believe that this is contributing to the country's infrastructure development, promoting universal access to telecommunications services. The Company reaffirms its investment commitment for the year 2015 and with the incessant search for more and better services, striving to meet all the needs of all its clients.

6.1. National Coverage

TIM Brasil today has a broad national reach, covering approximately 95% of the Brazilian urban population, with a presence in over 3,400 cities. TIM also has extensive data coverage throughout the country, using the most advanced 3G and 4G technologies available, respectively, for 79% and 36% of the population.

Of the total investments in 2014, R$3.7 billion was invested only in network and information technology, in order to expand coverage and capacity and with the growth of voice and data traffic.

TIM will continue investing to provide a high performance mobile broadband, primarily through the Mobile BroadBand program (MBB). This program enables the network to transmit data services with high quality through the capacitation of 3G with HSPA+, enabling the achievement of up to 21Mbps per carrier, in addition to enabling the Dual Carrier (DC) feature, totaling up to 42Mbps per antenna. The MBB also includes activation sites with LTE (4G), enhanced backhaul antennas through the expansion of Fiber to The Site (FTTS) network, microwave radios and use of new content management model (Cache infrastructure), reducing latency services and improving the customer experience.

The year of 2014 ends with the delivery of major infrastructure projects for the benefit of the users. Improvements in data transmission allow a differentiated navigation performance for mobile broadband users through websites linked to optical fiber and high-capacity microwaves, the upgrade of the radio access and implementation of new features in the network core. By the end of 2014, 125 cities had been benefited from MBB and until 2016 there will be over 200 cities.

In 2014, TIM increased by 50% the volume of eNodeB equipment installation and also increased by 33% the amount of sites connected by optical fiber and microwave, enabling an increase in data transmission capacity, culminating in winning the first place in 4G coverage in the city of São Paulo.

The Company maintained the internal program started in 2009 to monitor the network quality, based on sample measurements on the roads of the major metropolitan areas of the country. The program monitors the network performance of TIM and also of the other mobile operators, and is used to make fine adjustments and provide improved network quality.

6.2. International Coverage (Roaming)

Abroad, TIM continues to expand the availability of international roaming services, there are already more than 474 networks available in more than 212 destinations on six continents (including Antarctica) for the use of Voice and 153 destinations with data coverage. In addition, the company is also a leader in coverage for prepaid customers making the service available to 54 destinations. In order to provide even more convenience to the user of the service, clients traveling abroad also have coverage aboard sea cruises and aircraft, including some domestic flights (partnership of TIM, OnAir and TAM).

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7. Operational and Financial Performance

7.1. Operational Performance

Overview of the Brazilian Market

The Brazilian mobile market reached 280.7 million lines at the end of 2014, representing an annual growth of 3.6% (vs. 3.6% in 2013) and a teledensity rate of 138.0%, from the 134.3% recorded in 2013. The reduction in the rate of growth of the client base is the result of a highly penetrated market (due to the use of multiple SIM cards) and the stabilization of the competitive pressure. The mobile market growth has been supported by three main factors: i) the M2M market; ii) and the migration from pre-paid to postpaid plans, especially to the hybrid plans, also known as ‘Control PlanYoY.’

In 2014, the market showed an improvement in the number of net additions, which totaled 9.6 million additions, an increase of 3.7% compared to 9.3 million additions recorded during the same period last year.

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The prepaid market reached 212.9 million lines (+0.6% YoY), and represents 75.8% of the total Brazilian market (versus 78.0% in 2013).

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The postpaid market reached 67.8 million lines (13.9% versus December 2013). It is important to emphasize that the postpaid voice reached 51.3 million lines (16.7% YoY), while the M2M was 9.8 million (+18.9% YoY).

TIM’s Performance

The total subscriber base closed the year 2014 with 75.7 million lines, a 3.1% growth compared to 2013, slightly below the total market growth of 3.6% and representing a 26.9% market share (versus 27.1% a year ago).

With respect to the 2014 numbers, TIM recorded gross additions of 39.1 million lines (vs. 39.6 million in 2013), which resulted in a volume of 2.3 million total net additions.

Disconnections reached 36.8 million lines in the year, with a 49.6% turnover rate, a decrease of 0.5 percentage points compared to 2013. The disconnection rate for the year was impacted by our austere disconnection policy for the prepaid segment.

The base of postpaid customers reached 12.5 million users, an increase of 1.8% YoY (vs. +14.6% in 4Q13).

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Human access of voice and data (smartphones) reached 11.2 million users (+1.2% YoY)

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The machine to machine business reached 1.3 million users (+8.1% YoY)

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Mobile Broadband (mini-modems and tablets) reached 493,000 users (-25.7% YoY)

As for the prepaid segment, users totaled 63.2 million in 2014, an increase of 3.4% YoY, above the growth of the market share of only 0.6%, and mostly leveraged by the Infinity Pré plan, which reached more than 60 million users or 95.5% of the base in this segment. TIM continues to lead the prepaid segment in Brazil, due to unique and transparent concepts. In addition, the Company sequentially added offers and innovative features to the Infinity family ("Infinity Web+Torpedo", "Infinity Music" and "Infinity Torcedor") logo, remaining the most valuable choice in the market.

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7.2. Financial Performance

Operating Revenues

The gross revenue totaled R$29,005 million in 2014 (-2.2% YoY), impacted by a strong MTR cut and SMS usage drop (Interconnection Revenues fell 30.0% YoY) and voice traffic reduction. The latter was driven by macroeconomic slowdown and migration of usage to data. In this context, it is important to highlight VAS performance, growing 23.6% in the year and contributing to a “Business generated” (outgoing voice + data usage) evolution of +3.8% YoY, a clear evidence of company’s resilience.

The main breakdowns and highlights of gross revenues in 2014 are presented below:

The breakdown of the gross revenue is as follows:

The gross revenue from subscriptions and usage reached R$11,007 million this year, an annual decrease of 2.7%, impacted by the reduction in usage as a consequence of macroeconomic slowdown and migration from voice to data services.

The VAS gross revenue reached R$6,616 million, another year of strong and solid growth of 23.6% YoY. This strong increase is the result of the great support for new data plans, such as Liberty Controle Whatsapp and the launch of new VAS offers. The number of data users reached 45% of our total base (vs. 36% at the end of 2013), totaling 33.8 million lines.

As a percentage of gross revenue from mobile services, VAS revenue reached 28% in 2014, vs. 22% in 2013.

Long distance gross revenues came at R$3,094 million in 2014, a drop of 7.2% YoY. This decrease shows the tendency of users to replace the use of long distance calls for new technologies related to the use of data, for example the Whatsapp application.

Interconnection gross revenues dropped 30.0% YoY to R$2,631 million, due to the impact of MTR cut during the year and the reduction of incoming SMS revenue

The gross revenue from fixed business, including Intelig, TIM Fixo and Live TIM, totaled R$901 million in 2014, 15.8% lower when compared to last year. This result is due to the continued Intelig strategy of remodeling its business, aiming at improving its operating margins and, increasingly, the importance of TIM Fiber. It is important to point out, that in 4Q14 it was possible to verify a significant improvement, with an annual revenue decline in -4%.

Product sales fell 2.7% YoY, reaching R$4,471 million in 2014. The decrease was due primarily to the lower number of handsets sold (11.95 million in 2014 vs. 12.51 million in 2013), amid a better device mix that pushed average prices up.

As a result, the Total Net Revenues reached R$19,498 million in 2014, down 2.1% YoY. 2014 total net services revenues reached R$16,325 million (-2.3% YoY).

The ARPU (average revenue per user) reached R$17,60 in 2014, down 5.0% YoY impacted by the aforementioned MTR cut. The performance of "generated business" partially offset the MTR cut. ARPU ex-MTR impact would have fallen 1.0% YoY

MOU (minutes of use) reached 136 minutes in 2014, 8.1% lower compared to 2013. Mainly due to the reduction in outgoing traffic and the tendency of users to migrate from voice to new technologies related to data.

Operating Costs and Expenses

In 2014, the Operating Costs and Expenses totaled R$13,960 million, down 5.1% YoY, mainly due to the sharp drop in the cost of Network and Interconnection (-18.7% YoY).

The breakdown of costs and expenses in 2014 is as follows:

In 2014, Personnel expenses totaled R$963 million, an increase of 15.7%. The variation is mainly explained by a increase in the number of employees that reached 12,860, increasing 693 employees compared to 2013. This expansion was caused by the network expansion and internalization of the network team besides the increase in the number of stores (173 in 2014 to 163 in 2013). In addition, the company adjusted wages close to the annual inflation.

The expenses with Sales & Marketing were R$3,991 million, an increase of 1.3% versus last year, due to higher expenditures on commissioning and rental expenses as a result of owned stores growth.

The network and interconnection costs came to R$4,318 million in 2014, a sound decrease of 18.7% when compared to last year. Mainly due to the company's strategy to invest more in own infrastructure equipment, the drop in voice traffic/SMS off-net and the MTR cut during the year.

General and Administrative expenses (G&A) totaled R$670 million in 2014, an increase of 7.3% compared to the previous year, mainly due to the increase in expenses related to legal advice relating to the sale of the towers.

The cost of goods sold totaled R$3,340 million in the year, virtually unchanged when compared to 2013, mainly due to a better sales mix, focused on smartphones and tablets, which offset the lower number of handsets sold in the year (-3% YoY).

In 2014, Bad Debt expenses amounted R$249 million, a 3.6% increase when compared to 2013, a good performance considering a tougher macroeconomic scenario this year, as the number of indebted families remains high and consumers default levels have accelerated when compared to 2013, on top an increase in the postpaid base. It represented 0.9% as a percentage of gross revenues (against 0.8% in 2013).

Other operational expenses totaled R$429 million in 2014, an increase of 3.0% over the previous year. Mainly due to higher costs with FUST/FUNTTEL taxes.

The acquisition cost per subscriber (where SAC = subsidy + commission + total advertising expenditure) was R$27.4/gross addition in 2014, down 0.9% YoY. The SAC/ARPU ratio, which measures the return per customer remained stable and stood at 1.5x months in 2014.

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EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) reached R$5,538 million in 2014, representing an increase of 6.4% over the year 2013. The good EBITDA performance can be explained by a greater margin of contribution (net service revenues - interconnection) that grew by 5.1% YoY, through the value-added services - VAS which continue to have an important role, combined with a lower cost of off-net traffic for voice and SMS services, as well as lower network costs.

Excluding the MTR cut impact, EBITDA would have been R$5,910 million in 2014, an increase of 13.5% compared to 2013.

The EBITDA margin in 2014 was 28.4%, up 2.3 percentage points compared to 2013.

The EBITDA margin on services (excluding revenues and equipment costs) reached 34.9% (vs. 32.0% in 2013).

Depreciation and amortization totaled R$3,053 million in 2014, an increase of 10.3% YoY. Separately, depreciation increased by 11.3% YoY, while the amortization increased 9.0% YoY. The increase was due to continued growth in the number of infrastructure equipment.

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EBIT

EBIT (Earnings before interest and taxes) totaled R$2,486 million in 2014, an increase of 1.9% on an annual comparison, and representing an increase of R$46 million. The EBIT margin reached 12.7% in 2014 (vs. 12.2% in 2013).

Net Financial Result

The net financial income totaled –R$293 million, a dreduction of 3.3% compared to -R$303 million in 2013, mainly explained by:

Increase of 33.0% YoY in the Financial expenses to R$997 million in 2014, due to higher interest on loans and monetary adjustments.

The Financial Revenues totaled R$702.4 million in 2014, an increase of 55.6% YoY, mainly due to higher interest on cash position.

The Net Exchange Variation in 2014 reached R$2.1 million.

Income and Social Contribution Taxes

The Income  and Social Contribution taxes totaled R$646 million, an increase of 2.5% vs. R$631 million in 2013, The effective tax rate was 29.5%, similar to the 2013 result.

Net Income

The Net Profit for the 2014 fiscal year was R$1,546 million, an increase of 2.7% versus R$1,506 million in 2013 and earnings per share reached R$0.64 (against R$0.62 in 2013).

CAPEX

The organic CAPEX (excluding the acquisition of the 700 MHz frequency) totaled R$3,932, an annual increase of 1.6% compared to 2013. Of this amount, 93% was directed to infrastructure, confirming our commitment to quality improvement.

CAPEX totaled R$6,854 million in 2014 from R$3,871 million in 2013. The values for the 4G license in 700 MHz and cleaning the track totaled R$2,922 (R$1,740 awarded the license and R$1,183 to clean the track).

Net financial position and free cash flow

Gross Debt reached R$6,507 million in the end of 2014, including the first disbursement in 2Q14 of R$1,749 million by BNDES to help financing CAPEX 2014-15.

Company's debt is concentrated in long-term contracts (80% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 2014, average cost of debt was 9.48% compared to 7.90% in 2013. As for the quarter, average cost of debt was 9.78% compared to 8.58% in 4Q13. Nevertheless, the increase in cost of debt was more than offsetted by a higher cash yield in both periods.

Cash and Cash equivalents totaled R$5,233 million by the end of 2014, almost stable vs. R$5,288 in 2013. While the first disbursement from BNDES aforesaid helped increase cash, the R$1,678 million payment of the 700MHz frequency acquisition made in Dec/14 off set it.

Average cash yield reached 10.88% in 2014 (compared to 8.08% in 2013). Considering 4Q14, the average cash yield was 11.25% compared to 9.50% in 4Q13.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached at 0.23x in 2014 compared to -0.08x in 2013. Due to the 700MHz frequency payment aforesaid, net debt increased from -R$421 million in 2013 to R$1,274 million by the end of 2014.

Reported Operating Free Cash Flow came at -R$45 million in 2014 and -R$320 million in 4Q14, impacted by R$2,923 million from 700MHz auction, partially compensated by R$1,2421 million not yet paid (booked in accounts payable).

Consequently, Reported Net Cash Flow in 2014 totaled -R$1,695 million and -R$483 million in the fourth quarter of 2014.

If we were to adjust the Operating Free Cash Flow by the one off events related to 700MHz auction and LT Amazonas leasing, Organic Operating Free Cash Flow would have been R$1,514 million in 2014, versus R$2,545 million in 2013, due to higher organic capex and a reduction in the  growth pace of the accounts payable. In the quarter, Organic Operating Free Cash Flow would have been R$1,422 million compared to R$2,130 million in 4Q13.

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8. Social and Environmental Responsibility

Our Social and Environmental Responsibility policies guide the company's actions and initiatives and are based on the principles of the UN Global Pact, a voluntary agreement of which TIM is a signatory since 2008. Through this agreement, companies worldwide are committed to ensure compliance with the ten principles relating to human rights, working conditions, environment and anti-corruption.

In line with this agreement, in 2014 we began to conduct a social and environmental assessment of suppliers in the selection and hiring process. The review, among other things, addresses topics such as ethical principles, child and forced labor, health and safety, discrimination and environmental impact management.

In 2014, we also launched the Occupational Safety and Health Policy in order to guide and strengthen TIM's commitment to promote the continuous improvement of the performance of Occupational Safety and Health actions.

In 2013, TIM implemented the Anti-Corruption Policy which applies global anti-bribery practices to all those who have business relationships with the Company, prohibiting the offer, payment, request or acceptance of advantages of any kind and also guides its recipients on how to act in these situations.

It is focusing on the role of social change agent that we continue to invest in products and services aimed at promoting full mobility and communication without borders. This position strengthens our resolve to connect and take care of each one to offer innovative possibilities for connectivity, focusing on their diverse expectations and needs.

An example of available service is the electronic recharge, replacing the use of physical cards, optimizing the use of materials such as plastic and paper, as well as reducing the need to transport them. This service now accounts for 100% of the credits recharge in more than 62 million prepaid cell phones of TIM's client base.

The Company is aware of the potential negative impacts of its business segment, such as the waste of turnover in the exchange of cellular and electromagnetic emissions from Base Stations (ERBs). However, TIM’s strategy generates positive byproducts in this sense. In 2013, a RAN Sharing Agreement was approved by Anatel between TIM and Oi to promote the sharing of network infrastructure for the Long Term Evolution (LTE) service. This initiative has a positive urban impact because it implies the reduction of the number of new stations, minimizing the inconvenience to the public.  In addition, the modernization of technology and equipment generates an optimized use of energy, reducing the environmental impact of the access systems.

The Biosites, structures that allow for specific coverage and improved efficiency of the use of energy and space, contribute to reduce the visual impact and employ in their attachment structure 99% less steel than the traditional structure of the Base Station. At the end of 2014, TIM had 23 Biosites activated.

Solutions like these result in the reduction of the need to travel and thus in reducing emissions of greenhouse gases (GHG), blamed for global warming, thus strengthening our belief that our industry is also part of the solution to meet the dilemmas of economic growth, without losing sight of the commitment to the environment.

Aiming to know and give transparency to gas emissions that impact the environment since 2008, TIM develops the GHG inventory in accordance with the methodology of the GHG Protocol. Since 2011, this has been verified by an independent third party who adds reliability to our final results. In 2013, the company launched its Climate Change Policy, establishing corporate performance guidelines regarding the management of their GHG emissions.

The creation of the “Portas Abertas”  website in 2013 was another pioneering initiative by TIM. The portal allows consumers to follow the evolution of the enterprise network and the improvement actions, thus reinforcing the company's commitment to quality and transparency (www.tim.com.br/portasabertas). Since its launch, the site responded to over 380,000 requests, reaching a service satisfaction rating from clients of 76%.

Such initiatives, in our view, are also part of a management focused on sustainable development. The recognition for this work was achieved with the inclusion for the seventh consecutive year in the Corporate Sustainability Index (ISE), and the fifth consecutive year in the Carbon Efficient Index portfolio (ICO2), both from BM&F Bovespa.

TIM seeks, more and more improvements in relation to its environmental management. In 2012, the company expanded the ISO 14001 environmental certification for the states of Rio de Janeiro, Espírito Santo and São Paulo, in the activities of “Management and Mobile Network Operation of TIM Celular,” considering the administrative, industrial buildings and base stations (RBS). TIM was the first mobile operator in Brazil to receive this certification. (*)

(*) INMETRO research site and site of the Telephony Operators

The company offers to its employees education opportunities for sustainable development. Besides the Sustainability course, the ISO 14001 course was created, especially geared for employees involved in the scope of certification.  In 2013, the code of ethics and conduct was reviewed and a new training was conducted with the objective of disseminating knowledge for a responsible performance also was required of each employee, the formal adherence to the commitment to follow the guidelines of the new code.

TIM recognizes that companies have an important role to play so that a quality education will be increasingly a reality in Brazil. So, in 2013, the TIM Institute was founded with the mission to create and enhance resources and strategies for the democratization of science, technology and innovation that promote human development (http://institutotim.org.br/).

Among the main projects of the TIM Institute is "The Mathematics Circle of Brazil", which aims to develop the mathematical skills of children studying in public schools located in poor areas. In 2014, more than 14,000 classes of the project were carried out in public schools across the country. The project involved 8000 students and promoted the formation of 200 teachers of the schools where the classes were held.

Another important project is “TIM Makes Science,” which delivers to school teachers of public elementary schools across the country teaching materials that allow them to teach children mental operations (define, classify, question, generalize, apply, check, observe) appropriate for scientific research. In 2014, over 2000 teachers were able to use the project’s approach and 70,000 students were involved.

At the other end, the TIM Institute created the “TIM Tec" online course platform to provide courses aligned with the curriculum of the Technological Axes of the National Catalog of Technical Courses of the Ministry of Education. In this manner, the TIM Institute conducts projects for the initial and continuing teacher training, supporting the improvement of performance in mathematics and science by children across the country. By December 2014, 10 courses were published in the platform.

In addition, the Institute's commitment to promote human development in Brazil through the democratization of science, technology and innovation is also achieved through other projects such as “Cultural Maps,” a mapping tool of cultural initiatives, cultural management and generation of indicators. In São Paulo, the “Cultural Maps” is named as SP Culture. The Platform has also been implemented in the state of Rio Grande do Sul, where it is called RS Culture. Since 2014, the project is being implemented free of charge in at least six other cities and two other states.

Thus, we will continue to monitor the market rate without losing sight in the long run that is implicit in the efforts of all for a more sustainable development.

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(A free translation of the original in Portuguese)

 9. Corporate Governance

9.1. Single Telephone Company in New Market

On June 22, 2011, the Extraordinary General Meeting of the Company approved migration to the special listing segment of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), called “Novo Mercado”, which concentrates companies committed to the best corporate governance practices.

In order to meet the New Market rules, the Bylaws of TIM Participações were completely renovated. To this end, the Bylaws now provide, among others, the following rules: (i) the Company may only issue common shares, which resulted in the conversion of the total number of preferred shares issued by TIM Participações into common shares at a ratio of 0.8406 new ordinary shares for each preferred share; (ii) the guarantee of 100% tag along in case of sale of control power; and (iii) a minimum of 20% of the Board members should be independent.

The migration to the New Market resulted in benefits for all shareholders. The rules required by the New Market Regulation, aligned with the best corporate governance practices in markets like the United States and Europe, increased the potential for attracting new investors and the liquidity of the shares of TIM Participações. In addition, all of the Company's shares became part of the Company's program of American Depositary Receipts.

From August 3, 2011, TIM became the only Brazilian company listed in the telecommunications industry in the particular segment of the BM&FBOVESPA, having just traded common shares, using the “TIMP3” code. From August 8, 2011, the Company now has American Depositary Receipts representing the Company's common shares on the New York Stock Exchange.

Joining the New Market leverages a higher liquidity and valuation of the Company's shares, allows greater access to international markets, promotes the strengthening of the institutional image and increased confidence in the Company and also reaffirms the long-term commitment of the Telecom Italia group with its operations in Brazil.

Additionally, TIM Participações belongs to the select group of companies that make up the Corporate Governance Index portfolio (IGC), the Stock Index with Differentiated Tag Along (ITAG) of BM&FBOVESPA and the Carbon Efficient Index (ICO2), composed of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases.

We have also been part of the portfolio of the Corporate Sustainability Index (ISE) of BM&FBOVESPA for seven consecutive years, an index composed of companies with a high commitment to sustainability and social responsibility.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

9.2. Corporate Governance at TIM

TIM Participações is a publicly traded corporation, managed by a Board of Directors and an Executive Board, and is supervised by a Fiscal Council and the Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, Executive Board, Fiscal Council and the Statutory Audit Committee are determined by Brazilian law, the Company's Bylaws,  the “Novo Mercado” Listing Rules, the Internal Rules of the Board of Directors, the Internal Rules of the Fiscal Council and the Internal Regulation of the Statutory Audit Committee.

As active members responsible for the community in which it operates, the Company and its directors, should guide their actions by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business, guided, in addition to ethics and loyalty, good faith, the Company seeks to: (i) act with transparency in business, (ii) promote fair competition; (iii) competitive excellence in the market; (iv) serve the welfare and growth of community in which it operates; (v) enhance their human resources; and (vi) promote sustainable development.

9.3. Disclosure Policy

TIM Participações adopted in 2002 a Disclosure/Trading and Differences in Corporate Governance Policy of the NYSE, which the Company's management joined through the signature of the subscription term. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information, as well as imposing restrictions on trading with the Company’s securities during certain periods.

In 2014, the Company updated its Disclosure Policy in order to include the option granted by CVM Instruction 547/14, which allowed the disclosure of material facts in free news portals.

The selected program was the Portal of Agência Estado, which can be accessed via the link: http://economia.estadao.com.br/fatos-relevantes/

9.4. Board of Directors

The Board of Directors is a decision-making body which carries out the senior management of the Company, being composed of at least five and no more than nineteen members, with a two-year term, subject to re-election.

Currently, the Board of Directors consists of nine members, including two independents.

All decisions made by the Board are recorded in minutes, which are published and recorded in the Board of Directors’ book of minutes, filed in the Company’s headquarters.

The Council usually meets once a quarter and extraordinarily upon the call of its Chairman or by any two Directors or the Chief Executive Officer of the Company. The Chairman may invite to the board’s meetings any officer of the Executive Board, other Company executives, as well as third parties that may contribute opinions or recommendations related to the matters to be considered. The guests invited to attend Board meetings shall not be entitled to vote.

The Board of Directors has also two advisory committees, the Compensation Committee and the Control and Risk Committee, with recommendatory duties, and is composed only of members of the Council.

The Board of Directors also has as an agency linked the Statutory Audit Committee.

9.5. Executive Board

The Executive Board is the representative and executive management body of the Company, consisting of at least two and a maximum of nine directors elected by the Board of Directors for the term of two years, with reelection permitted and that may be removed by the same Board of Directors at any time. Currently, the Company’s Executive Board is composed by nine departments.

9.6. Fiscal Council

The Fiscal Council is the supervisory body of the Company's management acts and information to shareholders, and must work permanently. The Fiscal Council is composed of at least three and at most five members, all independent professionals recognized by the market, that do not have any other relationship with the Company.

9.7. Statutory Audit Committee

The Statutory Audit Committee is a permanent body, collegiate and advisory, linked directly to the Board of Directors, in accordance with the Sarbanes-Oxley Act of 2002 and CVM Instruction 509/2011. It must be comprised by a minimum of three members and a maximum of five members, all elected by the Board of Directors. Today, the Committee consists of three members, all independent.

It is responsible also for the Reporting Channel, a system that allows anyone, whether a Company employee or not, to report facts that may demand an investigation by the Company.

The Committee shall meet, at least, every two months, so that the Company's financial information is always appreciated by such a body before its release.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

9.8. Ownership Structure

The capital stock ended 2014 with a total amount of R$9,866,298,108.74, represented by 2.421.032.479 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling stake in TIM Participações, with 67% of the shares.

9.9. Dividend Policy

Under the Bylaws of TIM Participações, the Company shall distribute as mandatory dividend in each fiscal year ended on December 31, provided there are funds available for distribution, an amount equivalent to 25% of the adjusted net income.

It is mandatory to maintain a legal reserve, to which it must allocate 5% of net profits for each fiscal year until the value of this reserve equals 20% of the capital.

The distribution of annual dividends is resolved at the Annual General Meeting.

9.10. Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) provides for verification by the Company of the effectiveness of the internal control system that supports the Financial Statements, in order to offer greater reliability and transparency to that information.

In 2014, TIM received the certification for compliance with the provisions set forth by Section 404 of the Sarbanes-Oxley Act for the year 2013, a certification received by TIM since 2006, when this requirement was created for listed companies in American Depositary Receipts (ADRs) in the New York Stock Exchange, a demonstration of its commitment to the highest levels of corporate governance

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

10. Capital Market

The common shares of TIM Participações SA are traded on the São Paulo Stock Exchange (Bovespa) under the TIMP3 code. The Company also has an ADR program in the US market, where they are traded under the code TSU on the New York Stock Exchange (NYSE).

The index of the São Paulo Stock Exchange (Bovespa) closed 2014 at 50,007.41 points, accumulating a drop of 2.9% compared to the same period last year. Throughout the year, Bovespa presented an average daily trading volume of R$7.3 billion reais, approximately 1.3% lower than in 2013.

The Company ended the year with its common stock valued at R$11.78 on the Bovespa, accumulating a drop of 4.5%, while ADRs on the NYSE reached a price of US$22.21, a drop of 15.4% in the year. In 2014, TIM’s traded shares totaled a financial volume of R$12,571 million, including TIMP3, representing a daily average of R$50.486 million. On the NYSE, TIM's ADR reached a total volume of US$ 8,378 million for the year, a daily average of US$ 32.98 million.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT REPORT

(A free translation of the original in Portuguese)

11. Other Information

According to CVM Instruction No. 381/03, art.  2, we reported that for the year ended on December 31, 2014, PricewaterhouseCoopers S.A., or any part related to it, did not provide any services other than audits to TIM Participações.

In compliance with the provisions of art. 31 of CVM Instruction 308/99, which determines the mandatory rotation of the independent auditor, we inform that we hired Baker Tilly Auditores Independentes S/S for the provision of audit services from the review of interim financial information for the period that will end on 31 March 2015, replacing PricewaterhouseCoopers S/A.

Final considerations

TIM Participações S.A., with the permanent objective of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to repay the patronage through a superior customer service and quality. Our thanks also extend to our business partners, suppliers and financial institutions for their support and trust placed in us, and in particular to our employees, without whom we would not have achieved our goals and, finally, to the shareholders for their support and confidence in the management.

The Management

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

1.

Operations

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at December 31, 2014, (66.68% in 2013). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a) TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service (“SMP”); and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

2.

Licenses for the use of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further 15 years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As at December 31, 2014, TIM Celular had accounts past due and contested, administratively and judicially, related to the renewal of Authorizations in the amount of R$124.394.

On March 31, 2014, Anatel granted to the subsidiary TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz, for 18 (eighteen) months, on a secondary basis, restricted to the Provision Area corresponding to AR11 (Greater São Paulo), that overcomes until September 2015.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

In December 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in the Federal Official Gazette on December 8, 2014). The subsidiary paid the amount equivalent to R$1.678 million and assumed an additional commitment for cleaning the 700 MHz frequency band through a payment of R$1,199 million (see Note 18.e)

At December 31, 2014, the Company and its subsidiaries have the following commitments with Anatel:

	Consolidated
	2014	2013

700 Mhz frequency band cleaning, net of AVP	1,164,666	-
Anatel Debt updated	61,860	-
Guarantee insurance on authorizations	20,013	6,664
Authorizations renewal	124,394	70,552
Authorizations payable	1,248	-
	1,372,181	77,216

Current portion	(493,169)	(77,216)
Non current portion	879,012	-

The Authorizations held by TIM Celular as at December 31, 2014, as well as their maturity dates, are detailed below:

Maturity Date

Concession areas	450 MHz	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz Band V1 (4G)	2,500 MHz Band P** (4G)	700 MHz (4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014*** PA - Feb. 2024*	December 2029
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024*	December 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - Oct. 2027	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024*	December 2029
São Paulo		Mar. 2016	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Paraná (except the municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*	December 2029
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Minas Gerais (except municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	Apr. 2028	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***	December 2029
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-	December 2029

*Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.

** Only complementary areas in the relevant States.

*** Under renewal process, pending the decision by Anatel’s Board of Directors

3.

Basis for preparation and disclosure of the financial statements

The significant accounting policies applied to the preparation of the financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated financial statements were prepared and are disclosed in accordance with the accounting practices adopted in Brazil (which consider the pronouncements issued by the Accounting Pronouncements Committee - “CPC”) and with the international reporting standards (International Financial Reporting Standards – “IFRSs”) issued by the International Accounting Standards Board (“IASB”) .. Without divergences in the application of CPCs/IFRSs, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

The individual financial statements of the holding company were prepared in accordance with the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee  (CPC). As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to the separate financial statements, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with IFRSs, issued by IASB ..  These individual financial statements are disclosed together with the consolidated financial statements.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual financial statements, are described in Note 5.

The presentation of Statement of Added Value (Demonstração do Valore Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the public companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of financial statements.

b.

Approval of the financial statements

These financial statements were approved by the Board of Directors of the Company on February 12, 2015.

4.

Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company’s financial statements and the consolidated financial statements.

a.

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

b.

Consolidation procedures

Subsidiaries are all entities (including structured entities) in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

The following companies are consolidated in the financial statements:

		Interest
Corporate Name	Status	2014	2013
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as  revenue.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial statements used in the consolidation is the same for all Group companies.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with an insignificant risk of change in value. Their withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

e.

Financial assets and liabilities

e ..1

Financial assets

e ..1.1

Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) borrowings and receivables, on all dates shown in these financial statements. Management determines the classification of its financial assets at initial recognition.

(a)

Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, when these assets are given in guarantee or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b)

Borrowings and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as “accounts receivable”, “cash and cash equivalents” and “other assets”.

e.1.2

Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each disclosure date. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3

Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4

Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•

material financial difficulties of the issuer or borrower;

•

a breach of contract, such as default or late payment of interest or principal;

•

the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•

it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•

the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot yet be identified by woth the individual financial assets in the portfolio. These data include:

(i)

adverse changes in the payment status of borrowers in the portfolio; and

(ii)

national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows discounted by the original interest rate to the financial assets in force. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the statement of income for the year.

e.2

Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary adjustment, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of finance income or expenses. On the disclosure date of these financial statements, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the liability initial amount, affecting the determination of the effective interest rate .. This rate is the one that discounts exactly all the cash flows from the financial instrument. The appropriation of finance costs, according to the effective interest rate method, is recognized in the income statement under finance costs. On disclosure date of these financial statements, this category includes mainly borrowings and financing and suppliers accounts payable of the Company.

f.

Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

The allowance for doubtful accounts is disclosed as a reduction at accounts receivable and is recorded based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case, and the collection curve, at an amount deemed sufficient to cover any losses from the realization of such credits.

g.

Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h.

Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i.

Prepaid expenses

These are initially stated at actual amounts disbursed and are appropriated to income according to the accrual method as they are incurred.

j.

Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

k.

Investments

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

l.

Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values (Note 17). The Company recognizes its assets by individual component.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as finance costs. The accounting for this obligation is made according to ICPC12 (IFRIC 1).

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used attributed cost to measure its property, plant and equipment assets, according to ICPC 10. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (attributed cost and historical cost) are deductible from the accumulated depreciation and from the impairment provision (this one, if applicable).

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

m.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly (note 18).

Goodwill

Goodwill is the positive difference between the amount paid and/or payable for an entity acquired and its net assets on the date of acquisition. These net assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid and/or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the statement of income for the period on the date of acquisition.

The goodwill cannot be amortized but must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost amount recorded less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•

it is technically feasible to complete the software to make it available for use.

•

Management plans to complete the software and use it or sell it.

•

the software will generate probable future economic benefits that can be demonstrated.

•

technical, financial and other resources are available to conclude development and use or sell the software.

•

the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

n.

Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment test, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the financial statements reporting date.

o.

Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

p.

Suppliers accounts payable

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q.

Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to results of the year. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the statement of income in accordance with the employee’s original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Actuarial gains and losses arising from adjustments based on past experience and changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of the staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the period required to be entitled to withdraw the contributions made by the Company and its subsidiaries, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are recorded as assets.

Stock options

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2). The fair value of employee services is recognized as an expense with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself and the payment is treated as a transaction settled in cash.

r.

Income tax and social contribution

Includes current and deferred income tax and social contribution and transactions are recognized in the statement of income. Amount related to income tax and social contribution were recognized on statement of comprehensive income.  Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s.

Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

t.

Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the statement of income for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is recognized in the statement of income over the contractual term.

Leases in which the Company, as lessor substantially transfer the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and is recognized an receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is recognized in the statement of income over the contractual term.

u.

Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or payment of dividends exceeding the minimum compulsory amount is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

v.

Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues derives from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled provisions is calculated again at each current month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are booked as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

w.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2014. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

•

IFRS 9 - “Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2018.

•

CPC 15 – This new standard determines the concepts that an entity has to apply in revenue mensuration and when it must be recognized. It will come into effect on Januay 1st , 2017 and replaces IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The Management is assessing the impacts of its adoption.

•

CPC´s review 07 - "Equity method on Separate Financial Statements", modifies CPC 35 - "Separate Financial Statements”, to include the modifications established by IASB on IAS 27 – “Separate Financial Statements”, that permits the adoption of equity method on subsidiaries on separate financial statements, equalizing, therefore, the brazilian accounting practices IFRS´s. Especially regarding IFRS, the modifications to IAS 27 were adopted in advance.

Other changes and interpretations in force for the period beginning at January 1st, 2014 are not relevant to the Group.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and other factors such as expectations of future events considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2014 and 2013, the main non-financial assets for which this assessment was made are property, plant and equipment; intangible assets; and the goodwill in the Company and its subsidiaries (see Notes 17 and 18).

(b)

 Asset retirement obligation (see Note 27)

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company recognizes throughestimates the present value of these costs and their amortization period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is sensible to a variety of economic conditions that may not be confirmed when the assets are actually dismantled.

(c)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and deductible or taxable temporary differences . In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see Note 12).

(d)

Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario, collection curve and the risks involved in each case, in an amount considered sufficient to cover any possible losses on receivables (see Note 8).

(e)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see Note 26).

(f)

Fair value of derivatives and other financial instruments (see Note 42)

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

•

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2: Inputs, other than quoted prices, included on Level 1, that are adopted by the market for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

•

Level 3: Asset or liabilities that are not based on observable market data (in other words non observable inputs).

(g)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already incurred by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Cash and cash equivalents

	Parent company		Consolidated

	2014	2013	2014	2013

Cash and banks	(164)	(75)	134,719	106,176
Financial investments:
CDB/Repurchases with a due date within 90 days	43,619	19,187	5,098,273	5,181,466
	43,455	19,112	5,232,992	5,287,642

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to short-term  obligations of the Company.

The calculation of the annual average return of the Company’s investments, including those not classified as cash and cash equivalents, is 101.10% of the Interbank Deposit Certificate - CDI rate.

Financial assets at fair value through profit or loss

	Parent company		Consolidated

	2014	2013	2014	2013

CDB/Repurchases	98	89	41,149	28,681

Non-current portion	98	89	41,149	28,681

The total investments classified as non-current are restricted for use by virtue of legal actions.

Accounts receivable

	Consolidated

	2014	2013

Billed services	1,021,573	1,015,111
Unbilled services	642,950	675,634
Network use	492,748	670,592
Sale of goods	1,780, 685	1,538,664
Other accounts receivable	2,924	2,912
	3,940,880	3,902,913

Allowance for doubtful accounts	(373,577)	(353,925)
	3,567,303	3,548,988

Current portion	(3,537,417)	(3,513,029)
Non-current portion	29,886	35,959

The fair value of accounts receivable equals the book value recorded at December 31, 2014 and 2013. The accounts receivable guarantees the total amount of BNDES borrowings (see Note 21).

Variation in the allowance of doubtful accounts is as follows:

	Consolidated

	2014	2013

Opening balance	353,925	347,176
Provision recorded	248,576	240,051
Provision written-off	(228,924)	(233,302)

Closing balance	373,577	353,925

The aging of the accounts receivable is as follows:

	Consolidated

	2014	2013

Falling due	2,887,221	2,904,269
Past due for up to 30 days	161,726	182,543
Past due for up to 60 days	59,178	67,278
Past due for up to 90 days	385,012	270,096
Past due for more than 90 days	447,743	478,727
	3,940,880	3,902,913

Inventories

	Consolidated

	2014	2013

Cellular phone sets and tablets	237,164	267,305
Accessories and pre-paid cards	22,868	13,031
TIM chips	20,943	32,033
	280,975	312,369

Provision for adjustment to realizable amount	(16,942)	(15,540)
	264,033	296,829

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	2014	2013

Opening balance	15,540	11,655

Provision recorded	174,177	190,044
Provision written-off	(172, 775)	(186,159)

Closing balance	16,942	15,540

Indirect taxes and contributions recoverable

	Consolidated

	2014	2013

ICMS	1,850,569	1,437,991
Others	9,064	11,981
	1,859,633	1,449,972

Current portion	(1,285,143)	(913,215)
Non-current portion	574,490	536,757

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 installments through the CIAP Book - “Control of ICMS Credits on Permanent Assets” -), as well as to ICMS tax substitution amounts from the resale of goods.

Direct taxes and contributions recoverable

	Parent company		Consolidated

	2014	2013	2014	2013

Income tax and social contribution	-	3,486	28,385	27,637
PIS/Cofins	20,185	20,185	309,186	326,921
Others	463	1,447	43,257	38,605
	20,648	25,118	380,828	393,163

Current portion	(20,648)	(25,118)	(357,482)	(370,626)
Non-current portion	-	-	23,346	22,537

The PIS/COFINS amounts recoverable refer (i) to credits arising from a judgment made final and unappealable involving the unconstitutionality of the expansion of the calculation base for these contributions pursuant to Law 9718, as well as (ii) to credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems.

Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During the fiscal years 2014 and 2013, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 38.

The amounts recorded are as follows:

	Parent company		Consolidated

	2014	2013	2014	2013

Deferred taxes – Liabilities

Business combination - Intelig	-	-	(129,206)	(131,325)
Amortized goodwill – TIM Fibers	-	-	(201,125)	(137,612)
Derivative financial instruments	-	-	(150,842)	(68,833)
	-	-	(481,173)	(337,770)

Deferred taxes – Assets

Tax losses	21,738	13,956	1,184,366	1,320,017
Social contribution losses	7,890	5,088	440,095	488,929
Temporary differences
Allowance for doubtful accounts	-	-	130, 288	117,131
Provision for legal and administrative proceedings	1,225	1,038	138,151	126,444
Adjustment to present value - 3G license	-	-	16,892	18,834
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	-	-	25,280	21,361
Monetary adjustments related to asset retirement obligations	-	-	14,107	11,416
Capitalized interests	-	-	1,020	1,973
Authorization charges	-	-	1,934	3,480
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination - Intelig acquisition	-	-	71,405	71,405
Lease of LT Amazonas Infrastructure	-	-	8,381	3,307
Effect of merger of TIM Fibers	-	-	940	1,110
Profit sharing	495	138	26,047	18,394
Taxes with suspended enforceability	-	-	12,872	12,872
Capitalization interests on 4G authorization	-	-	(4,310)	-
Others	-	-	(3,764)	(2,554)
	84,917	73,789	2,117,273	2.267.688
Provision for devaluation of tax assets (Intelig and TIM Participações)	(84,917)	(73,789)	(1,228,209)	(1,202,967)
	-	-	889,064	1,064,721

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Tax and social contribution losses
2015	288,257
2016	174,989
2017	118,464
2018	-
2019 onwards	-
581,710

Temporary differences	307,354
889,064

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2014. The timetable for the recovery of such credits was reviewed by the Fiscal Council and Audit Committee and approved by the Company’s Board of Directors. It is not necessary to discount the credits to their present values to show the credit recovery. Accordingly, no discount rates were used on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$203,688 (173,661 in 2013) in the year 2014.

Intelig

Based on estimates of future taxable income and taking into account tax losses and social contribution historical losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Accordingly the company has maintained the provisions for the whole of these tax assets. At December 31, 2014, the total amount provided was R$ 1,143,292 (R$1,129,178 at December 31, 2013), of which R$ 1,013,123 refers to income tax losses and social contribution losses, while R$ 130,169 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$ 129,206 (R$131,325 at December 31, 2013), from the adoption of deemed cost to the fixed assets on the date of the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At December 31, 2014 the provision for losses on these deferred tax assets amounted to R$ 84,917 (R$73,789 at December 31, 2013).

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Prepaid expenses

	Consolidated

	2014	2013

Rentals and insurance	46,434	64,429
Advertising not released	225,423	157,467
Network swap	46,417	55,159
Others	18,577	26,205
	336,851	303,260

Current portion	(266,264)	(206,354)
Non-current portion	70,587	96,906

 On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 25). At December 31, 2014, the current balances were R$8,742 (R$8,792 at December 31, 2013) and the long-term balances were R$37,675 (R$46,367 at December 31, 2013). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

	Parent company		Consolidated

	2014	2013	2014	2013

Civil	11,209	7,814	392,270	233,248
Labor	53,127	41,400	347,673	272,262
Tax	1,295	1,321	245,966	214,645
Regulatory	-	-	108	106
	65,631	50,535	986,017	720,261

Other assets

	Parent company		Consolidated

	2014	2013	2014	2013

Advances to suppliers	56	-	137,321	89,609
Advances to employees	50	2	4,253	2,569
Fiscal incentives	-	-	6,554	6,554
Rights receivable – TIM Celular	12,259	9,829	-	-
Other rights	378	431	45,816	55,632
	12,743	10,262	193,944	154,364

Current portion	(12,743)	(10,262)	(182,018)	(141,140)
Non-current portion	-	-	11,926	13,224

Investments - Parent company

(a)

Interest in subsidiaries

	2014
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,101,630	1,001,556
Unrealized earnings	-	(1,965)
Adjusted shareholders’ equity	14,101,630	999,601

Profit (loss) for the year	1,624,569	(46,188)
Unrealized earnings	-	807
Adjusted profit (loss) for the year	1,624,569	(45,381)	1,579,188

Income from equity accounting	1,624,569	(45,381)	1,579,188

Investment amount	14,101,630	999,601	15,101,231

	2013
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	13,340, 411	1,047,619
Unrealized earnings	-	(2,772)
Adjusted shareholders’ equity	13,340,411	1,044,847

Profit (loss) for the year	1,639,202	(118,678)
Unrealized earnings	-	807
Adjusted profit (loss) for the year	1,639,202	(117,871)	1,521,331

Income from equity accounting	1,639,202	(117,871)	1,521,331

Investment amount	13,340,411	1,044,847	14,385,258

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2013	13,340,411	1,044,847	14,385,258
Income from equity accounting	1,624,569	(45,381)	1.579,188
Stock options	4,681	135	4,816
Supplementary dividends	(482,486)	-	(482,486)
Allocation of dividends	(385,835)	-	(385,835)
Effect of amount of post employment benefits	290	-	290
Balance of investments at December 31, 2014	14,101,630	999,601	15,101,231

Property, Plant and Equipment

(a)

Change in property, plant and equipment

	Consolidated
	Balance at 2013	Additions	Write-offs	Transfers	Balance at 2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	9,285	(858)	1,679,633	15,352,349
Fiber optic cables	498,325	-	-	19,322	517,647
Borrowinged handsets	1,700,582	-	(11,207)	111,563	1,800,938
Infrastructure	3,915,669	-	(338)	476,239	4,391,570
Informatics assets	1,413,894	-	(41,795)	96,693	1,468,792
General use assets	577,702	-	(3,748)	39,634	613,588
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, gross	22,527,117	2,396,194	(66,131)	-	24,857,180

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(1,073,558)	920	(108)	(10,140,317)
Fiber optic cables	(127,033)	(34,942)	-	-	(161,975)
Borrowinged handsets	(1,559,511)	(118,067)	3,831	106	(1,673,641)
Infrastructure	(2,004,384)	(322,903)	192	(2)	(2,327,097)
Informatics assets	(1,199,207)	(77,265)	41,792	2	(1,234,678)
General use assets	(362,169)	(46,113)	3,737	2	(404,543)

Total accumulated depreciation	(14,319,875)	(1,672,848)	50,472	-	(15,942,251)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(1,064,273)	62	1,679,525	5,212,032
Fiber optic cables	371,292	(34,942)	-	19,322	355,672
Borrowinged handsets	141,071	(118,067)	(7,376)	111,669	127,297
Infrastructure	1,911,285	(322,903)	(146)	476,237	2,064,473
Informatics assets	214,687	(77,265)	(3)	96,695	234,114
General use assets	215,533	(46,113)	(11)	39,636	209,045
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845
Total property, plant and equipment, net	8,207,242	723,346	(15,659)	-	8,914,929

	Consolidated
	Balance at 2012	Additions	Write-offs	Transfers	Balance at 2013
Cost of property, plant and equipment, gross
Commutation / transmission equipment	12,296,529	-	(10)	1,367,770	13,664,289
Fiber optic cables	602,479	-	(43,334)	(60,820)	498,325
Borrowinged handsets	1,571,083	-	(23,705)	153,204	1,700,582
Infrastructure	3,502,184	-	(111),	413,596	3,915,669
Informatics assets	1,322,071	-	(1,618)	93,441	1,413,894
General use assets	451,383	-	-	126,319	577,702
Land	40,505	-	-	-	40,505
Construction in progress	654,428	2,155,098	135	(2,093,510)	716,151

Total property, plant and equipment, gross	20,440,662	2,155,098	(68,643)	-	22,527,117

Accumulated depreciation	-	-	-	-	-
Commutation/transmission equipment	(8,175,296)	(933,326)	10	41,041	(9,067,571)
Fiber optic cables	(160,310)	(32,945)	43,334	22,888	(127,033)
Borrowinged handsets	(1,431,679)	(139,566)	11,746	(12)	(1,559,511)
Infrastructure	(1,690,984)	(286,962)	46	(26,484)	(2,004,384)
Informatics assets	(1,137,036)	(63,304)	1,618	(485)	(1,199,207)
General use assets	(278,847)	(46,374)	-	(36,948)	(362,169)

Total accumulated depreciation	(12,874,152)	(1,502,477)	56,754	-	(14,319,875)

Property, plant and equipment, net
Commutation / transmission equipment	4,121,233	(933,326)	-	1,408,811	4,596,718
Fiber optic cables	442,169	(32,945)	-	(37,932)	371,292
Borrowinged handsets	139,404	(139,566)	(11,959)	153,192	141,071
Infrastructure	1,811,200	(286,962)	(65)	387,112	1,911,285
Informatics assets	185,035	(63,304)	-	92,956	214,687
General use assets	172,536	(46,374)	-	89,371	215,533
Land	40,505	-	-	-	40,505
Construction in progress	654,428	2,155,098	135	(2,093,510)	716,151
Total property, plant and equipment, net	7,566,510	652,621	(11,889)	-	8,207,242

(b) Depreciation rates

Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Borrowinged handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

In 2014, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Consolidated
	Balance 2013	Additions	Transfer	Capitalized Interests	Balance at 2014
Cost of intangible assets, gross
Software rights to use	10,172,666	-	1,330,296	-	11,502,962
Authorizations	4,968,081	93,180	17,049	-	5,078,310
Goodwill	1,527,219	-	-		1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	3,287	(185,558)	-	198,202
Other assets	79,464	-	84,718		164,182
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175
Intangible assets, gross	17,254,066	4,436,529	(185,558)	15,213	21,520,250

Accumulated amortization
Software rights to use	(7,478,596)	(999,106)	-	-	(8,477,702)
Authorizations	(3,269,536)	(345,421)	-	-	(3,614,957)
List of clients	(36,400)	(16,800)	-	-	(53,200)
Right to use infrastructure LT Amazonas	(6,053)	(6,749)	-	-	(12,802)
Other assets	(27,300)	(11,655)	-	-	(38,955)
Total accumulated amortization	(10,817,885)	(1,379,731)	-	-	(12,197,616)

Intangible assets, net
Software rights to use	2,694,070	(999,106)	1,330,296	-	3,025,260
Authorizations	1,698,545	(252,241)	17,049	-	1,463,353
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	58,800	(16,800)	-	-	42,000
Right to use infrastructure LT Amazonas	374,420	(3,462)	(185,558)	-	185,400
Other assets	52,164	(11,655)	84,718		125,227
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175
Intangible assets, net	6,436,181	3,056,798	(185,558)	15,213	9,322,634

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

	Consolidated
	Balance 2012	Additions	Write-offs	Transfer	Balance at 2013
Cost of intangible assets, gross
Software rights to use	9,052,830	-	(12,631)	1,132,467	10,172,666
Authorizations	4,814,284	54,878	-	98,919	4,968,081
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure - LT Amazonas	-	380,473	-	-	380,473
Other assets	29,738	3,443	-	46,283	79,464
Intangible assets in development	35,041	1,273,591	-	(1,277,669)	30,963
Intangible assets, gross	15,554,312	1,712,385	(12,631)	-	17,254,066

Accumulated amortization
Software rights to use	(6,583,174)	(916,789)	12,631	8,736	(7,478,596)
Authorizations	(2,941,339)	(319,461)	-	(8,736)	(3,269,536)
List of clients	(19,600)	(16,800)	-	-	(36,400)
Right to use infrastructure - LT Amazonas	-	(6,053)	-	-	(6,053)
Other assets	(21,010)	(6,290)	-	-	(27,300)
Total accumulated amortization	(9,565,123)	(1,265,393)	12,631	-	(10,817,885)

Intangible assets, net
Software rights to use	2,469,656	(916,789)	-	1,141,203	2,694,070
Authorizations	1,872,945	(264,583)	-	90,183	1,698,545
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	75,600	(16,800)	-	-	58,800
Right to use infrastructure - LT Amazonas	-	374,420	-	-	374,420
Other assets	8,728	(2,847)	-	46,283	52,164
Intangible assets in development	35,041	1,273,591	-	(1,277,669)	30,963
Intangible assets, net	5,989,189	446,992	-	-	6,436,181

(a)

Amortization rates

Average annual rate - %

Software rights to use	20
Authorizations	5 to 50
Customer list	17.65
LT Amazonas	5
Other assets	20

(b) Goodwill from previous years

(b.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Accordingly the amount paid for acquiring Intelig was R$739,729 at December 30, 2009, R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2014, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s permanent assets at December 31, 2014;

•

the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.2% p.a.) which is consistent with the projections prepared by market institutions;

•

the term used for the impairment test was 12 years, consistent with the average useful life of Intelig’s network assets; and

•

the discount rate applied over the projected cash flows was 12.32% p.a.

The results of the test held at December 31st, 2014 indicated that there was no need of impairment to be recorded.

(b.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling the offer of new products to its customers and the reduction of the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from the residential broadband business. The impairment test of goodwill considered this CGU and the value in use methodology. The following assumptions were took into consideration:

•

growth percentages in the client base, aligned with the Company’s business plans;

•

increase in provided service revenues due to the mix of in speed performance and the option voice over IP;

•

projections of operation and maintenance costs considering the growth in the client base, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.2% p.a.) is aligned with the projections prepared by the main market institutions;

•

considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•

the discount rate for the future cash flows was 13.25% p.a.

It is important to emphasize that the network synergies from the formers TIM Fibers (leased line savings, like it occurs in the case of Intelig network) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. If necessary, these synergies can also be taken into account in the annual impairment tests ..

The result of these impairment tests performed in December 31, 2014 showed no evidence of the need to provide for losses.

(b.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for constitution of impairment provision. The assumptions used for these estimates were detailed above.

(c)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

(d)

Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs.

Transfers for the period include R$185,558 represented by the balances of the infrastructure sharing agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. This amount was transferred from Intangible assets to ´Leasing“ under Assets.

(e) Auction and payment of 700 MHs 4G License

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and monetary adjustment by the IGP-DI, and these amounts are capitalized by the Company. The impacts on the balance as at December 2014 were of R$468 of interest and R$719 of monetary adjustments.

Additionally, as determined on the call notice the Company will bear the costs regarding the cleaning of the frequency band purchased. The nominal due amount by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently splited by Anatel to the companies that won the auction of , totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, TIM, together with other companies that won the auction will constitute a managing entity,  named “EAD”. On an yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the timetable provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 relates to a long-term obligation, it was reduced in R$47 million from the application of the present value concept. Monthly, AVP interests are appropriated, as well as there is monetary adjustments based on the IGP-DI index. In December 2014, the impact generated by the appropriation of AVP interest was R$2,068, while the impact from monetary adjustments was R$10,466.

The licenses mentioned above relates to the concept of qualifying asset. Consequently, the finance charges are capitalized at the average rate of 11.36% of the borrowing agreements valid for the period. The amount capitalized at the period ended at December 31, 2014 was R$12,677.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Leasing

Leasing - Liabilities

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force related to the LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Until December 2015	38,506
From January 2016 until December 2019	139,453
From January 2020 onwards	488,815
666,774

The consolidated nominal value of future installments due by TIM Celular is R$666,774. Its present value is R$329,669 (322,670 in 2013), that is composed by R$313,001 for principal and R$16,668 for interest accrued until December 31, 2014 and was estimated on the date the agreements were signed with the transmission companies by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

Leasing – Assets

As a result of the above agreement (LT Amazonas), the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A.. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that have has to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$351,693

The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the estimated cash receipts in the signed agreements, being registered at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Nominal amount

Until December 2015	19,880
From January 2016 to December 2019	73,419
From January 2020 onwards	258,394
351,693

The present value of installments receivable is R$195,036,  that is compsed by R$185,558 for principal and R$9,478 for interest accrued until December 31, 2014 and was estimated on the date of execution of the agreements entered into with the transmission companies, projevting future cash receipts calculated based on an inflation rate of 5.22%, discounted at 12.56%.

Suppliers

	Parent Company			Consolidated

	2014		2013	2014	2013

Local currency
Suppliers of materials and services	1,218		1,491	5,083,718	4,753,061
Interconnection (a)	-		-	154,641	326,502
Roaming (b)	-	-	-	635	1,658
Co-billing (c)	-		-	56,388	61,713
	1,218		1,491	5,295,382	5,142,934

Foreign currency
Suppliers of materials and services	-		296	82,780	94,716
Interconnection (a)	-		-	323	-
Roaming (b)	-	-	-	23,719	17,687
	-		296	106,822	112,403

Current portion	1,218		1,787	5,402,204	5,255,337

(a)

This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(b)

This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)

This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Borrowings and financing

					Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	2014	2013
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,522,781	1,934,995

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	92,939	116,298

BNDES	UM143	SELIC + 2.52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	913,208	-

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Secured by TIM Part. and receivables from TIM Celular	386,420	334,890

BNB	R$	10.00% p.a.	Jan/16	Bank surety and security by TIM Part.	11,966	23,012
Banco do Brasil (CCB)	R$	106.50% of CDI	Feb/15 to Dec/15	-	413,458	481,447
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	190,841	224,395
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.32%p.a.	Sep/16 to Feb/20	Bank surety and security by TIM Part.	1,264,463	1,115,324
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	318,387	280,822
KFW	USD	Libor 6M+ 1.35% p.a.	Apr/19	Security by TIM Part.	266,509	-
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	133,448	117,704
Cisco Capital	USD	1.80% p.a.	Sep/18 to Nov/19	-	239,999	117,769
Total					6,754,419	4,746,656

Current					1,281,554	966,658
Non-current					5,472,865	3,779,998

The parent company TIM Participações does not have borrowings or financing at December 31, 2014.

The foreign currency borrowing taken out with Banco BNP Paribas and the financing obtained by TIM Celular signed with BNDES, were obtained to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In January 2014, TIM Celular made a drawdown from BNDES, with respect to the credit facility signed in December 2012, amounting to R$122 million, for a total term of 7 years, of which i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. (PSI) and iii) R$13.4 million at a cost of TJLP.

In February 2014, TIM Celular made the final drawdown of this facility from BNDES, amounting to R$93 million, for a total term of 7 years at a cost of TJLP + 3.32%.

In December 2013, TIM Celular entered into a new financing agreement from BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 billion, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 at a cost of SELIC rate + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

In December 2014, TIM Celular made a new drawdown from BNDES regarding the credit facility entered into in December 2013, in the amount of R$12 million, at TJLP cost and total term of 8 years.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest rate method defined in IAS 39 - Financial Instruments: Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at December 31, 2014, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$92 million. This amount was recorded in the “Other Liabilities” group of accounts under “Government Subsidies” and deferred for the useful life of the asset being financed and appropriated to the result of the “Other Subsidies Revenue” group of accounts.

In April 2014, TIM Celular entered into a credit agreement with KFW Bank in the amount of USD 100 million. Simultaneously, a forward swap transaction aws contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate, with a final term of 4.5 years.

In September and December 2014, the Company entered into the amendments to the Bank Credit Certificates existing with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending the original maturities in September and December 2014 for another year. The new maturities of the transactions are, therefore, September and December 2015. The cost of the transactions remained the same, that is 106.5% of CDI.

In October 2014, TIM Celular entered into a new financing agreement with Cisco Systems Capital, in the amount of USD50 million. Simultaneously, a forward swap was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after the contracting of the swap was 91.9% of CDI, with final term of 5 years.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

The long-term portions of borrowings and financing at December 31, 2014 mature as follows:

Consolidated

2016	1,652,800
2017	921,464
2018	805,425
2019	1,013,914
2020 onwards	1,079,262
5,472,865

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. The BNDES credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in December 31, 2014, the PSI credit lines would have an amount lower than that presented in the financial statements by approximately R$11 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan, KFW and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“BEI”). The fair value of the transaction is approximately R$2 million less than the accounting balance.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Labor obligations

	Parent company		Consolidated

	2014	2013	2014	2013

Social charges	221	130	46,299	39,812
Salaries and provisions payable	1,715	537	149,994	117,529
Employees’ withholding	183	119	12,336	13,215
	2,119	786	208,629	170,556

Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	2014	2013	2014	2013

ICMS	-	-	561,845	475,430
ANATEL taxes and fees (see Note 14)	-	-	35,627	44,141
ISS	35	49	38,776	43,145
Others	190	10	9,742	17,995
	225	59	645,990	580,711

Current portion	(225)	(59)	(645,896)	(580,625)
Non-current portion	-	-	94	86

Direct taxes, fees and contributions payable

	Parent company		Consolidated

	2014	2013	2014	2013

Income tax and social contribution	-	2,738	267,030	213,153
PIS/COFINS	-	-	71,836	122,093
Others (*)	14	20	52,472	6,525
	14	2,758	391,338	341,771

Current portion	(14)	(2,758)	(162,311)	(115,103)
Non-current portion	-	-	229,027	226,668

(*) Refers basically to the subsidiary TIM Celular joining the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments. On December 31, 2013, these amounts were recorded in PIS, Cofins, IR and CSL accounts.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Other liabilities

	Parent company		Consolidated

	2014	2013	2014	2013

Prepaid services to be provided (1)	-	-	393,585	394,089
Reverse split of shares (2) and (5)	23,264	23,267	24,107	24,156
Government subsidies (3)	-	-	92,295	66,770
Anticipated receipts(6)	-	-	33,150	40,464
Network swap (4)	-	-	46,417	55,159
Other liabilities	14,047	14,011	16,445	15,933
	37,311	37,278	605,999	596,571

Current portion	(7,547)	(7,511)	(437,805)	(431,754)
Non-current portion	29,764	29,767	168,194	164,817

(1)

This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2)

On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$23,264 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(3)

Refers to the release of funds released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), up to December 2014, the amount disbursed totaled R$602,500 (R$457,500 at December 31, 2013). This transaction is classified within the scope of IAS 20 - Accounting for Government Grants and Disclosures of Government Assistance. The total sum of the subsidies granted by the BNDES to date was R$130,688. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 34).

(4)

Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 13).

(5)

On July 18, 2012, at an Extraordinary Shareholders’ Meeting (“AGE”), TIM Fiber RJ’s (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

The fractions of shares arising from the reverse split were canceled and their related amounts are available to the previous shareholders for a 3 year-period since the AGE minute publication. The reimbursement must occur according to shareholders respective shares at the imeddiately previous moment to the reverse split. At December 31, 2014 this amount totaled R$842.

(6)

Refers especially  to the payment of the subscription bonus related to the agreement entered into between the Company and Itaú Bank.

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to administrative and legal proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated

	2014	2013	2014	2013

Civil (a)	-	-	103,303	88,385
Labor (b)	3,103	3,054	62,947	57,081
Tax (c)	-	-	194,845	171,025
Regulatory (d)	500	-	45,414	55,584
	3,603	3,054	406,509	372,075

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2013	Additions, net of reversals	Payments	Monetary adjustment	2014

Civil (a)	88,385	227,211	(218,988)	6,695	103,303
Labor (b)	57,081	7,296	(1,969)	539	62,947
Tax (c)	171,025	25,141	(19,321)	18,000	194,845
Regulatory (d)	55,584	4,691	(16,218)	1,357	45,414
	372,075	264,339	(256,496)	26,591	406,509

(a)

Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main lawsuits for which a provision has been recorded:

a.1.

Consumer lawsuits

The subsidiaries are parties to 14,196 lawsuits (15,799 at December 31, 2013), which refer to claims that have been filed by consumers at the legal and administrative levels. These  lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$70,091. Especially, for TIM Celular, reagarding alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, we point out lawsuits reagarding improper charging and unjustified inclusion in bad debtors' lists.

a.2.

Class actions

There are 13 main class actions that we highlight against subsidiaries and the risk of loss is regarded as being probable:

(i) a lawsuit against TIM Celular filed by the Public Prosecutor’s Office in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft or burglary of handsets;

(ii) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

(iii) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais to confirm whether usage is properly charged in invoices to customers;

(iv) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of customer services;

(v) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of the signal in the urban area of the municipality of Cordeirópolis;

(vi) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(vii) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte gaimed at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(viii) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte gaimed at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(ix) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

(x) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Paraíba, to investigate a report of alleged misleading advertising;

(xi) a lawsuit filed against TIM Celular by the Public Defendant of the State of Pará, questioning the quality of the signal in the urban area of Paragominas;

(xii) a lawsuit filed against TIM Celular by the Consumer Defense Association (ADECON) of Pernambuco, in relation to the placement of a guarantee seal on cell phones;

(xiii) a lawsuit filed against Intelig by the Public Prosecutor’s Office of the State of Pernambuco, questioning failure to comply with Anatel Resolution 85, Article 61 (retroactive collections).

Currently, due to the fact that these lawsuits entail positive and negative obligations and, taking into account the complexity of the aforementioned proceedings, Management used its best estimates to set up the provision regarding the proceedings that has condemnation involving collective moral damages.

a.3.

Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible for the partner to remain in business. TIM was sentenced by the lower court and the Court of Appeals to the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$6,307. Pari passu TIM filed an Action for Annulment with a view to annulling the sentence handed down in the Action for Compensation. The Reporting Justice rendered a decision in the case of the Action for Annulment and granted an interlocutory relief to prohibit any lien on assets against TIM and its subsidiaries in the proceedings of settlement of the sentence until the final decision of the Action for Annulment. The opinion by the Public Prosecutor’s Office in the State of Pernambuco is being awaited.

a.4.

Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM, claiming to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase, in the amount of R$3,808.

a.5. Collection suit filed by TVM Comércio e Representações Ltda.

Collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the historical amount of R$4,019, in which TVM seeks a condemnation of TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. The lawsuit was ruled to be valid by the lower court and the Court of Appeals, and TIM and DM5 were jointly and severally condemned to pay the amount of R$4,019. TIM filed a Special Appeal against the appellate decision.

a.6. Suit for declaratory judgment filed by the Magistrates Association of Paraná (AMAPAR)

TIM is a defendant in a suit filed by the Magistrates Association of Paraná (AMAPAR) demanding the annulment of three contracts executed between the parties due to breach of the conditions previously agreed. In the sentence, the original claims were considered valid. TIM filed an appeal which was partially upheld. In compliance with the decision, the plaintiffs are executing the updated amount of R$3,925 referring to the sentence and the amount imposed as a fine.

(b)

Labor claims

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 17,534 labor claims at December 31, 2014 (13,577 at December 31, 2013) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers.

Another significant portion of the proceedings that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2014, the provision for these cases amounts to R$15,235 (R$19,371 at December 31, 2013).

(c)

Tax processes

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

In the case of federal taxes, a provision for TIM Celular has been made for seven cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, totaling R$32,802. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger. The updated amounts provided currently total R$28,253.

The provision for Intelig regarding federal taxes has been made for two cases of dismissal of federal tax offsetting using the CSLL due for periods, totaling R$843.

Regarding several state lawsuits, the provision recorded for TIM Celular includes the total updated amount of R$45,478. This total includes the amounts for tax assessments questioning the reversal of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$22,352.

The provision made for Intelig’s state taxes amount to R$20,070. This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$16,175.

Regarding municipal taxes, the provision recorded for TIM Celular supports the total amount of R$1,573. This total includes the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services provided overdue for more than 60 days.

Tax proceedings arising from the acquisition of Intelig and included in its PPA process, amount to R$94,080.

(d)

Regulatory processes

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The subsidiaries submitted to Anatel administrative defenses, filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the alleged violations often occurred due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

(e)

Administrative and legal processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements as shown below:

	Consolidated

	2014	2013

Civil	863,303	592,638
Labor	489,790	427,788
Tax	9,088,630	7,787,119
Regulatory	91,934	73,614
	10,533,657	8,881,159

The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.

Civil

e.1.1.

Consumer actions

The subsidiaries are parties to 84,617 lawsuits (77,316 at December, 31, 2013), that refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$839,338 for which, the risk of loss is considered possible ..

e.1.2.

Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible, these claims include the quality of the network, the agreements, contractual sections, handsets, assistance, billing etc.

Regarding class actions involving Intelig for which, the risk loss of which is considered possible, the following areworth mentioned: (i) public civil suit filed by the State of Rio de Janeiro involving advertising in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Cascavel, Uberlândia, Fortaleza and São Paulo; and (iv) a public civil action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

e.1.3.

Other actions and proceedings

Indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). No lower level judgment has been handed down. The amount allocated to this case is R$9,758.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda. and others, to have them sentenced to pay R$3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$5,004 plus monetary restatement and interest. Currently, the proceedings are in the expert examination phase, and TIM has already filed the questions and appointed a technical assistant. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), in the amount of R$4,000. No lower court decision has been handed down.

TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda., a former partner, where the latter request the amount of R$3,203. No lower court decision has yet been handed down.

TIM filed an action against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

TIM filed for the annulment of the administrative proceeding against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of SMP in the amount of R$11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable. The case records are pending judgment at the Federal Regional Court.

In addition to the lawsuits mentioned above, there are nine notices of violation filed by the Consumer Protection Foundation - Procon/SP - against TIM Celular and the fines imposed for them vary from R$3,192 to R$7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "blocking of telemarketing", TIM obtained an injunction suspending the effects of the administrative decision upon submission of a Letter of Guarantee. There is still no decision at the legal level for none of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers in the amount of R$7,133 for each assessment. TIM filed an administrative appeal in all cases above, which is pending judgment.

TIM Celular S/A and others filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$24,586. A lower court decision is still pending.

TIM filed an annulment action against PROCON in the State of Goiás regarding the application of an administrative fine in the amount of R$5,058, arising from alleged shortcoming in the provision of services given non-availability of network coverage in Goiânia. A lower court decision is still pending.

TIM was assessed by the Public Prosecutor’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

TIM filed an annulment action against Anatel, whereby it argued that the collection of a 2% surcharge on interconnection revenues should be annulled, amounting to R$34,181. A lower court decision is still pending.

TIM filed an annulment action against ANATEL regarding payment for extension of radiofrequency use rights linked to the provision of SMP services on interconnection and value added services (VAS) revenues, in the updated amount of R$20,877. According to the decision rendered, the lawsuit became prejudice, since the payment of 2% on VAS and interconnection had already been analyzed in Action for Payment in Court No. 0020904.41.2012.4.01.3400. TIM filed an appeal on the merits of the case, the judgment of which is still pending.

TIM filed an annulment action against ANATEL regarding PADO No. 53500.013494/2008, which charges an administrative fine of R$13,310 for alleged non-compliance with service quality targets regarding the period from October 2007 to December 2008. No lower court decision has been handed down.

TIM is a defendant in a lawsuit for moral damages filed by an Individual currently in progress in the Judicial District of Jales, State of São Paulo. The plaintiff is claiming moral damages and complain on quality services. The lower court sentenced TIM to the payment of damages in the amount of R$6 to the plaintiff and R$5,000 for social damages in favor of two hospitals in the region. The judgment of the innominate appeal is still pending.

TIM filed an action for annulment against the assessment issued by the PROCON/DF, in the amount of R$3,688, in an administrative proceeding intended to investigate alleged violations to the Consumer Defense Code (Law 8078/90), the SAC Decree (Law 6523/2008) and pricing rules (Law 10962/2004). TIM filed an interlocutory appeal for suspension of the enforceability of the debit. There has been no decision by the lower courts.

TIM is a defendant in an administrative proceeding instituted by the Public Prosecutor’s Office of Minas Gerais that seeks to ascertain actions that violate consumer relations regarding the charging of deductibles on mobile broadband data transmission. TIM has submitted its arguments and provided the Public Prosecutor with clarification. Afterwards the entity handed down a decision that imposed a fine on TIM of R$5,160. TIM filed an administrative proceeding which is awaiting judgment.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is:

The collection lawsuit filed by Orolix Desenvolvimento de Software Ltda., which is requesting the amount of R$5,433 based on alleged breach of contract. The case records are currently under expert investigation, and there is still no decision from the lower court.

Intelig was involved in a creditor’s action filed by Editora JB/Gazeta Mercantil, as there was an understanding regarding creation of an economic group with the companies belonging to the Docas Group. As a result, it was decided to freeze Interlig’s accounts amounting to R$3,942. Intelig filed an interlocutory appeal which was rejected. Intelig appealed this decision via a motion for clarification, which was rejected. A decision by the court regarding the admissibility of a special appeal is awaited.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

e.1.4. Social and environmental claims

On December 12, 2014, notice of determination No. 420/14 was drawn up by the Municipal Environment Department of Altamira, in the State of Pará, regarding the alleged installation and operation of a Radio Base Station in the municipality without the relevant environmental license for a period of two years. A fine was drawn up amouting to R$4,000. On December 31, 2014, TIM filed a defense in the administrative proceedings, and the evaluation of the environmental body is still being awaited.

e.2.

Labor claims

e.2.1. Labor claims

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). An appeal was filed with the Federal Supreme Court (STF) and a decision is being awaited.

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment) for undergoing the entry. In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in service agreements, a legal action was filed to have the assessment reversed.

e.3. Taxes

e.3.1.Federal Taxes

The principal issues under dispute, relating to assessments issued by the tax authorities, are as follows:

(i)

Amortization of deferred assets arising from goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on this benefits on Federal Revenue Department (RFB) and failure to pay the IRPJ and CSLL amounts due by estimative. The amount involved is R$1,687,592.

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$85,478.

(iii)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming.

The amount involved is R$236,962, part of which, amounting originally to R$2,774, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$3,231. For Intelig, the amount involved is R$39,957.

(iv)

Charge of IRPJ, PIS/COFINS and CSLL for the non-approval of credits for withholding tax on financial investments and negative IRPJ balance used to set off against CSLL and COFINS, and partial approval of a request for registration of a borrowing under Law No. 9.718/98. The amount involved is R$268,995.

The aforementioned cases are being heard in the administrative and legal courts. The total amount involved is R$2,314,689 for Tim Celular, and of this an updated total of R$3.231 is classified as a probable risk. For Intelig the amount is R$39,957.

e.3.2. State Taxes

The principal issues under dispute relate to questioning by the state treasury authorities of alleged failure to pay ICMS, improper credits, failure to meet ancillary obligations and other aspects judged to be improper, in respect of:

(i)

Payment of tax on the supply of telecommunications services, the sale of cell phones and top-up credits for the prepaid service.

Proceedings being heard in the States of SC, PR and PB. The amount involved is R$86,325, part of which, amounting originally to R$11,711, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$15,485.

(ii)

ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted.

Proceedings being heard in the States of BA, CE, SP, MT, PB, MG, PR and RJ. The amount involved is R$660,697, part of which, amounting originally to R$4,266, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$4,869.

In the case of Intelig, under the above headings, there is a proceeding being heard in the State of SP. The total amount involved is R$20,285.

(iii)

Taxation of international roaming services. Proceedings being heard in the State of RJ for a total amount of R$27,891.

(iv)

Credits booked for the return of cell phones on free borrowing. Proceedings being heard in the State of SP. The total amount involved is R$20,358.

(v)

Failure to include conditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file.

Proceedings being heard in the States of SP and MG. The total amount involved is R$1,343,892.

(vi)

Reconciliation of the tax control register with the related ancillary obligations (electronic data file for services provided, pursuant to Agreement 115/2003), proper registration of goods inwards and outwards, as well as and rejection of request to offset credit against a specific ancillary obligation (ICMS Information and Calculation Guide - GIA).

Proceedings being heard in the States of SP and BA. The total amount involved is R$68,356.

(vii)

Formalities in registers of movements of goods, chiefly prior to the date when the Tax Substitution regime was introduced.

Proceedings being heard in the States of SP, BA and CE. The total amount involved is R$199,670.

(viii)

Use of tax benefit (Program for Promoting the Integrated Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin.

Proceedings being heard in the State of SP and in the DF. The total amount involved is R$698,898.

(ix)

Failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

Proceedings being heard in the State of PE. The total amount involved is R$87,550.

(x)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law.

Proceedings being heard in the States of RN and BA. The total amount involved is R$69,287.

(xi)

Use of credit to purchase electricity for the companies’ production processes.

Proceedings being heard in the States of PR, PE, RJ, SP, CE, PB and BA. The total amount involved is R$201,841.

(xii)

Credit reversal and late use of credit for purchase of fixed assets.

Proceedings being heard in the States of SP, RS, RJ, PB, PR and BA. The amount involved is R$652,091.

(xiii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS.

Proceedings being heard in the State of SP. The total amount involved is R$19,165.

e.3.4. Municipal Taxes

The principal issues are: (i) alleged non-payment of ISS on the following services: technical programming, administrative plan cancellation service, telephone directory support, supply of data and information and network infrastructure sharing. Proceedings being heard in the State of Rio de Janeiro; and (ii) payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company.

Proceedings being heard in the State of SP. The total amount involved is R$205,358.

e.3.5. FUST – Telecommunications Services Universalization Fund

Collection of FUST contribution as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST contribution on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

The total amount involved is R$934,248 for TIM Celular. For Intelig the amount is R$86,369.

e.3.6. FUNTTEL – Telecommunications Technical Development Fund

Payment of the FUNTTEL contribution principally on interconnection revenues, as described in item “e.3.5” above. The total amount involved is R$343,759 for Tim Celular and R$25,678 for Intelig.

e.4. Regulatory

 On obtaining an extension of the period of authorization for the use of SMP-related radio frequencies, the subsidiary TIM Celular became liable for the contractual payments on net revenues from the service plans sold under the terms of each authorization. Since 2011, however, Anatel has also been including in the calculation base for this liability the revenues from interconnection and, since 2012, the revenues from Value Added Services. The Company’s position is that these revenues should not be included, since this is not specifically stated in the original Instrument of Authorization. Administrative appeals were therefore lodged against these payments, and if they are unsuccessful appeals will be filed in the courts. On December 31, 2014, TIM Celular had overdue and disputed administrative and legal proceedings amounts, related to authorizations renewal that reaches R$113 million.

In November 2012 Anatel published Ruling No. 13/2012, in which the Governing Council of the Agency expresses its understanding that “The calculation base for the amount payable for renewal of the right to use radio frequencies, granted under the Instrument of Authorization for the supply of Personal Mobile Services (SMP), includes, among other things, revenues from interconnection, additional facilities or amenities, and operating revenues from the provision of SMP.” Accordingly, on December 21, 2012, TIM submitted to Anatel a Request for the Annulment of Ruling No. 13/2012. This request was denied in December 2014, and TIM will analyze the decision before taking appropriate action.

Also in relation to the liability on radio frequency renewals, the subsidiary TIM Celular has filed an administrative proceeding challenging the legality of Anatel’s collection supplementary amounts, since 2013, for earlier calculation periods. In the courts, it has obtained a favorable decision at the first instance rejecting the inclusion of interconnection revenues in the calculation base; Anatel is currently appealing this decision.

In view of the renewals of authorization for the use of radio frequencies, the subsidiary was ordered by Anatel, improperly in its opinion, to pay the new Facilities Inspection Fee (TFI) for all its licensed radio base and mobile stations, even though all of them have already been licensed, of operation in the areas where it provides services, in the amounts shown in the following table:

State	Instrument of Authorization	Expiry date	Act	Amount
Paraná (except the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 of 04/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 of 09/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	04/14/2024	1.848 of 04/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 of 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 of 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 of 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 of 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	03/27/2024	7.389 of 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	05/15/2024	7.388 of 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	08/06/2027	3.833 of 07/06/2012	R$110,803
Minas Gerais	172/2013/PVCP/SPV	04/07/2028	710 of 01/30/2013	R$185,647

The new demand for payment of TFI is not supported by the current legislation, in the Company’s view, and accordingly it has been challenged at the administrative level, but it was refuted by Anatel after completion of the administrative proceeding is being treated on legal level, where a favorable injunction has been obtained suspending execution of payment until a final ruling is issued on the case.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	2014	2013

Opening balance	299,813	298,808

Additions recorded throughout the year, net of write-offs	(13,538)	1,005

Closing balance	286,275	299,813

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the average debt cost, that was 9.98% p.a. at December 31, 2014 (8.75% p.a. at December 31, 2013).

Shareholders' equity

a

Capital

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limtt of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	2014	2013

Value paid up	9,913,415	9,886,887
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,839,770

Number of common shares	2,421,032,479	2,417,632,647

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase in the company’s capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the company’s Long-Term Incentive Plan in that order (see Note 29).

b

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	2014	2013

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	16,372	10,684
Tax benefit reserve	947,538	826,396
	1,344,470	1,217,640

Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at December 31, 2014 was R$947,538.

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover of Holdco, a company that held 100% of the equity of Intelig by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 29).

c

Revenue reserves

Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

At December 31, 2014, the dividends were calculated as follows:

	2014	12/2013

Profit for the year	1,546,419	1,505,614
(-) Legal reserve constitution	(77,322)	(75,281)

Adjusted profit	1,469,097	1,430,333

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted profit		357,583
	367,274

Dividends per share (Reais per share)	0.1518	0.1480

The Annual and General Meeting of TIM Participações S.A. held on April 10, 2014, approved payment of supplementary dividends (in excess of the mandatory minimum) of R$485,722.

The balance of dividends payable as at December 31, 2014 consists of the minimum dividend amount, as per the above calculation, in addition to the amounts from previous years of R$53,728 (R$39,296 in 2013).

Stock options

2011-2014 Plan

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of the common shares of TIM Participações; and (2) performance of the share price of TIM Participações against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one third of the options could have been exercised by the end of July 2012. However , at the end of July 2013, two thirds of the options could not be exercised as the minimum performance conditions accumulated between 2011 and 2013 were not met .. At the end of the first semester of 2014, two thirds could be exercised. The performance conditions of this grant were measured over the 2012-2014 three-year period, with measurements made in July of each year.

Regarding the 2012 Grant, one third of the options could not be exercised at the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two thirds could be exercised at the beginning of September 2014. Three thirds may be exercised at the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated in July and August of each year.

With regard to the 2013 Grant, one third of the options could be exercised by the end of July 2014, Two thirds may be exercised at the end of July 2015 and three thirds may be exercised at the end of July 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is made in July of each year.

The variation on stock options due amount and its related weighted average exercise prices are presented below:

	2014	2013		2012		2011

	Weighted average execrise price – R$	Options- thousands	Weighted average execrise price – R$	Options- thousands	Weighted average execrise price – R$	Options- thousands	Weighted average execrise price – R$	Options- thousands

On January 1st	-	6,158	-	4,097	-	2,834	-	-
Granted	-	-	-	3,073	-	2,661	-	2,834
Expired	-	(115)	-	(1,012)	-	(1,398)	-	-
Exercised	7.80	- 3,400	-	-	-	-	-	-
Overdue	-	-	-	-	-	-	-	-
On December 31st	8.34	2,643	8.53	6,158	8.91	4,097	8.84	2,834

Regarding 2011-2013 Plan, from 2.643 thousand options overdue (2013 - 6.158 thousand options), 138 thousand options (2013 -154 thousand options) were exercible. The exercised options in 2014 resulted in issuance of 3,400 thousand stock. The related average exercise prices were variable according to the established criteria in each grant (stock base price: grant 2011 – R$ 8.84; grant 2012 – R$ 8.96; grant 2013 – R$ 8.13; grant 2014 – R$ 13.42).

2014-2016 Plan

On April 10, 2014 the General Shareholders Meeting of TIM Participações S.A. approved a new long-term investment plan granted to senior management and to those holding key positions in the Company and its subsidiaries.

Exercise of the options is not conditional on specific performance targets being achieved.

The effective period of the options is 6 years, and the Company is under no legal or non-formalized obligation to repurchase or settle the options in cash.

With regard to the 2014 Grant, the performance conditions will be measured during the 2015-2017 three-year period, measurement being carried out within the 30 days prior to the date determined by the Board of Directors (September 29 of each year).

	2014
	Weighted average execrise price - reais	Options- thousands

On January 1st	-	-
Granted	-	1,688
Expired	-	(232)
Exercised	-	-
Overdue	-	-

On December 31st	-	1,456

Regarding 2014-2016 Plan, there are no exercisable options yet.

Grants

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. This average took into account the trading volume and trading prices of TIM Participações in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At December 31, 2014 a total of 1,532,132 options were exercisable.

The significant data included in the model were: average average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the trading volume and trading prices of TIM Participações from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At December 31, 2014 , there were 1,050,149 exercisable options ..

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2013 Grant

On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30-day period preceding July 20, 2013.

On July 30, 2013, options were granted for purchase rights on3,072,418 shares were granted. As at December 31, 2014 a total of 971,221 options were exercisable.

The significant data included in the model were as follows: weighted average share price of R$8.13 on the grant date; volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.66% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

2014 Grant

On the grant date (September 29, 2014), the exercise price of the options granted was calculated using the weighted average share price of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30 days preceding the date determined by the Board of Directors (September 29, 2014).

On September 29, 2014, options were granted representing the right to purchase 1,456,353 shares. As at December 31, 2014, there were no exercisable shares ..

The significant data included in the model were: the weighted average share price (base price) of R$13,42 on the grant date, volatility of 44.6% p.a., a 6-year expected option life and a risk-free annual interest rate of 10.66% p.a. Volatility was calculated based on the price of the common shares of TIM over a period of 6 years.

The stock options purchase overdue in each exercise end has the following due dates and exercise prices, weighted by their own values:

	Stock weighted average price + performance variation	2014*	2013**	2012***	2011****

2014	8.9571 * perf.	-	-	138,117	-
2015	9.5909 * perf.	480,596	971,229	671,091	-
2016	9.697 * perf.	961,192	1,971,.900	671,091	-
2017	10.1465 * perf.	1,456,353	1,971,900	671,091	-
2018	10.1465 * perf.	1,456,353	1,971,900	671,091	-
2019	10.1465 * perf.	1,456,353	1,971,900	671,091	-

* Annual maturity date – august
** Annual maturity date - september
*** Annual maturity date – july
**** Annual maturity date - september

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of 2014, totaled R$5,687.

Net operating revenue

	Consolidated

	2014	2013

Service revenue - Mobile
Subscription and use	11,007,035	11,309,804
Network use	2,630,661	3,760,751
Long distance	3,094,139	3,332,965
VAS - Additional services	6,616,020	5,353,653
Others	284,168	236,255
	23,632,023	23,993,428

Service revenue - Landline	901,159	1,071,787
Service revenue	24,533,182	25,065,215

Goods sold	4,471,320	4,596,539
Gross operating revenue	29,004,502	29,661,754

Deductions from gross revenue
Taxes	(6,723,442)	(6,544,661)
Discounts given	(2,584,002)	(2,948,294)
Returns and others	(198,893)	(247,508)
	(9,506,337)	(9,740,463)

Total net revenue	19,498,165	19,921,291

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Cost of services provided and goods sold

	Consolidated

	2014	2013

Personnel	(80,259)	(61,130)
Third party services	(439,471)	(403,257)
Interconnection and means of connection	(3,429,108)	(4,518,927)
Depreciation and amortization	(2,345,481)	(2,097,931)
ANATEL fees	(13,887)	(13,071)
Rentals and insurance	(412,519)	(358,948)
Others	(22,746)	(18,097)
Cost of services provided	(6,743,471)	(7,471,361)

Cost of goods sold	(3,340,449)	(3,350,841)
	(10,083,920)	(10,822,202)

Sales expenses

		Consolidated

	2014	2013

Personnel	(624,730)	(563,486)
Third party services	(2,182,284)	(2,201,727)
Advertising and publicity	(622,781)	(592,421)
Allowance for doubtful accounts	(248,576)	(240,051)
ANATEL fees	(1,043,713)	(1,030,576)
Depreciation and amortization	(158,888)	(170,084)
Rentals and insurance	(95,057)	(76,509)
Others	(46,943)	(36,668)
	(5,022,972)	(4,911,522)

General and administrative expenses

	Parent company		Consolidated

	2014	2013	2014	2013

Personnel	(11,138)	(7,234)	(257,887)	(207,260)
Third party services	(10,980)	(6,615)	(553,466)	(513,741)
Depreciation and amortization	-	-	(202,789)	(180,570)
Rentals and insurance	(213)	(186)	(62,937)	(72,779)
Others	(1,546)	(790)	(53,675)	(38,206)
	(23,877)	(14,825)	(1,130,754)	(1,012,556)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Other revenues (expenses), net

	Parent company		Consolidated

	2014	2013	2014	2013

Revenues
Subsidy income, net	-	-	12,370	11,677
Fines on telecommunications services	-	-	34,107	39,226
Other revenues	-	-	9,002	8,030
	-	-	55,479	58,933
Expenses
FUST/FUNTTEL	-	-	(189,701)	(173,241)
Taxes, fees and contributions	-	-	(3,270)	(1,416)
Provision for legal and administrative proceedings, net of reversal	(672)	(1,395)	(260,235)	(279,755)
Other expenses	(64)	(14)	(31,682)	(21,374)
	(736)	(1,409)	(484,888)	(475,786)

Amortization of authorizations	-	-	(345,421)	(319,285)

	(736)	(1,409)	(830,309)	(795,071)

Other expenses, net	(736)	(1,409)	(774,830)	(736,138)

Finance income

	Parent company		Consolidated
	2014	2013	2014	2013

Interest on financial investments	2,450	1,248	521,637	257,376
Interest received from clients	-	-	52,707	63,855
Swap interest	-	-	35,452	79,561
Interest on leasing	-	-	32,085	-
Monetary adjustment	696	8,001	54,189	46,200
Other revenue	-	-	6,347	4,399
	3,146	9,249	702,417	451,391

Finance expenses

	Parent company		Consolidated
	2014	2013	2014	2013

Interest on borrowings and financing	-	-	(337,172)	(268,133)
Interest paid to suppliers	-	-	(128,796)	(54,992)
Interest on taxes and fees	(14)	(5)	(10,658)	(1,191)
Swap interest	-	-	(185,284)	(173,649)
Interest on leasing	-	-	(43,904)	(14,869)
Monetary adjustment	(11,052)	(8,598)	(154,731)	(103,582)
Discounts granted	-	-	(86,333)	(97,066)
Other expenses	(242)	(147)	(50,416)	(36,218)
	(11,308)	(8,750)	(997,294)	(749,700)

Exchange variation, net

	Parent Company		Consolidated
	2014	2013	2014	2013
Revenue
Borrowings and financing	-	-	3,469	1,189
Suppliers	119	32	6,022	7,504
Swaps	-	-	273,444	206,332
Others	-	-	18,073	19,738
	119	32	301,008	234,763

Expenses
Borrowings and financing	-	-	(273,496)	(233,446)
Suppliers	(113)	(14)	(11,469)	(17,336)
Swaps	-	-	(5,780)	22,113
Others	-	-	(8,158)	(10,505)
	(113)	(14)	(298,903)	(239,174)

Exchange variations, net	6	18	2,105	(4,411)

38. Income tax and social contribution expenses

		Consolidated

	2014	2013
Current income tax and social contribution
Income tax for the year	(338,999)	(340,763)
Social contribution for the period	(125,754)	(110,565)
Tax incentive – SUDENE/SUDAM (*)	137,192	151,316
	(327,561)	(300,012)
Deferred income tax and social contribution
Deferred income tax	(234,493)	(240,518)
Deferred social contribution	(84,418)	(86,585)
	(318,911)	(327,103)
Provision for income tax and social contribution contingencies	(26)	(3,424)

	(646,498)	(630,539)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated

	2014	2013	2014	2013

Income before income tax and social contribution	1,546,419	1,505,614	2,192,917	2,136,153

Combined tax rate	34%	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(525,782)	(511,909)	(745,592)	(726,292)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(11,128)	(5,329)	(25,274)	(53,214)
Income from equity accounting	536,924	517,253	-	-

Permanent additions and exclusions
Undeductible donations	-	-	(5,537)	(4,443)
Undeductible fines	(9)	(15)	(9,796)	(6,359)
Losses accounts receivable – Co billing	-	-	(7,674)	(5,558)
Transfer price	-	-	(1,846)	(4,159)
Othes permanent additions and exclusions	-	-	(1,161)	671
Tax incentive – SUDENE/SUDAM	-	-	137,192	151,316
Other amounts	(5)	-	13,190	17,499
	525,782	511,909	99,094	95,753
Income tax and social contribution charged to income for the year	-	-	(646,498)	(630,539)

According to Article 443, item I, of Decree No. 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted a reserve of R$121,143.

The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as at December 31, 2007 (previous date in relation to the application of Law no 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law no 12973/14 would not produce relevant impacts for the Company, the reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law no 12973/14. As from 2015, it is expected that all Brazilian companies will follow the new rule.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2014	2013

Income attributable to shareholders of the company	1,546,419	1,505,614

Weighted average number of common shares issued (thousands)	2,417,850	2,416,837

Basic earnings per share (expressed in R$)	0,6396	0,6230

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2014	2013

Income attributable to shareholders of the company	1,546,419	1,505,614

Weighted average number of common shares issued (thousands)	2,418,877	2,417,509

Diluted earnings per share (expressed in R$)	0,6393	0,6228

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	2014	2013

Telecom Argentina Group (1)	2,843	3,049
Telecom Italia Sparkle (1)	7,282	16,949
Lan Group (4)	6,345	7,708
TIM Brasil (6)	2,458	2,329
Others	674	674
Total	19,602	30,709

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

	Liabilities

	2014	2013

Telecom Italia S.p.A. (2)	31,095	32,267
Telecom Argentina Group (1)	1,246	2,414
Telecom Italia Sparkle (1)	14,638	21,683
Italtel (3)	36,849	24,656
Lan Group (4)	3,094	6,603
TIM Brasil (6)	3,780	3,645
Others	3,683	37
Total	94,385	91,305

	Revenue
	2014	2013

Telecom Italia S.p.A. (2)	2,938	2,804
Telecom Argentina Group (1)	6,663	7,448
Lan Group (4)	841	129
Telecom Italia Sparkle (1)	10,230	17,352
Others	-	233
Total	20,672	27,966

	Costs/Expenses
	2014	2013

Telecom Italia S.p.A. (2)	7,225	6,281
Telecom Italia Sparkle (1)	28,059	29,065
Telecom Argentina Group (1)	2,880	7,403
Lan Group (4)	40,444	32,326
Generali (5)	6,212	12,509
Others	-	858
Total	84,820	88,442

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data -  wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to civil proceedings.

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A ("Telco"), hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”). The Transaction approved by ANATEL on November 5, 2007 together with certain restrictions on the rights of Telefônica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the Transaction by the CADE , Telco´s controlling companies signed a Performance Commitment Instrument (TCD), determining the rules of Telefonica participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 31, 2014, the Steering Committee of Anatel agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the Transaction being conditional on the suspension of Telefônica’s entire political rights in Telecom Itália and its subsidiaries and revoking the monitoring commitments previously stipulated. Furthermore, any equity interest of Telefônica in Telecom Itália must be eliminated within 18 months. The Concentration Act referring to the split is still pending analysis at the CADE ..

The companies of the TIM Group continue to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of their transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in their financial statements.

At December 31, 2014, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing billing long distance calls agreements all entered into on an arm's length basis and, when applicable, considering the legislation on providing such services as shown below:

	2014	2013

Assets	310,732	208,988
Liabilities	(75,083)	(133,538)
Revenues	1,206,043	1,456,276
Costs/Expenses	(792,587)	(1,117,651)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

At December 31, 2014, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at December 31, 2014, the parent company TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2014, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from difficulties in collecting the amounts billed to subscribers. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables for services rendered aat December 31, 2014 and December 31, 2013 or services revenue during the periods ended on those dates.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable from sales of goods at December 31, 2014 and December 31, 2013. Nor there is any customer who individually accounted for more than 10% of accumulated sales revenue from goods up to December 31, 2014.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2014			2013
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	510,698	(67,044)	443,654	246,863	(44,418)	202,445

Current portion	47,541	(67,044)	(19,503)	11,969	(44,418)	(32,449)
Non-current portion	463,157	-	463,157	234,894	-	234,894

The consolidated financial derivative instruments with long-term maturities at December 31, 2014 are as follows:

	Assets	Liabilities
2016	273,399	-
2017	55,116	-
2018	10,809	-
2019	83,384	-
2020 onwards	40,449	-
	463,157	-

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Consolidated financial assets and liabilities valued at fair value:

2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	41,149		41,149
Derivatives used for hedging purposes		510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit orss
Derivatives used for hedging purposes		67,044	67,044
Total liabilities		67,044	67,044

2013
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681		28,681
Derivatives used for hedging purposes		246,863	246,863
Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		44,418	44,418
Total liabilities		44,418	44,418

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices of financial institutions or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

Consolidated

Borrowings and Receivables	Assets valued at fair value through profit or loss	Total
At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments	510,698	510,698
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303	3,567,303
Financial assets valued at fair value through profit or loss	41,149	41,149
Cash and cash equivalents	5,232,992	5,232,992
8,800,295	551,847	9,352,142
Consolidated
Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2014
Liabilities, as per balance sheet
Borrowings	6,754,419	6,754,419
Derivative financial instruments	67,044	67,044
Suppliers and other obligations, excluding legal obligations	5,402,204	5,402,204

67,044	12,156,623	12,223,667

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

	Consolidated

	Borrowings and Receivables	Assets at fair value through income	Total

At December 31, 2013
Assets, as per balance sheet
Derivative financial instruments		246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988		3,548,988
Financial assets shown at fair valuethrough income		28,681	28,681
Cash and cash equivalents	5,287,642		5,287,642

	8,836,630	275,544	9,112,174

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

At December 31, 2013
Liabilities, as per balance sheet
Borrowings		4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, excluding legal obligations		5,255,337	5,255,337

	44,418	10,001,993	10,046,411

Capital management

The Group’s objectives when managing capital are to safeguard the Groups ability to continue as going concern in order to provide returns to shareholders and benefits for other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At December 31, 2014 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 31, 2014 and December 31, 2013 are shown in the table below:

December 31, 2014

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI , MS and BOFA	1,264,369	1,264,369	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,998	100%	1.8% p.a.	92.72% of CDI

December 31, 2013

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI MS e BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, BES	224,395	224,395	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	117,768	117,768	100%	1.8% p.a.	93.80% of CDI

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			2014	2013	2014	2013

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan.	BRL	1,901,769	1,614,311
Asset position					2,377,645	1,829,236
Liability position					(1,933,991)	(1,626,790)

TOTAL			1,901,769	1,614,311	443,654	202,446

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2014	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BEI,BOFA, Cisco, KFW and JP Morgan)	2,377.645	2,377,645	2,992,828	3,616,319
Fair value of the asset side of the swap	2,377,645	2,377,645	2,992,828	3,616,319
Fair value of the liability side of the swap	(1,931,860)	(1,931,860)	(1,939,034)	(1,946,309)
Net exposure in the swap	445,785	445,785	1,053,794	1,670,010

As the subsidiaries only hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 31, 2014 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	11.57%	14.46%	17.36%
USD	2.6562	3.3203	3.9843

Position showing gains and losses with derivatives in the period

2014

USD exchange risk against the CDI	117,833
Net gains	117,833

Leverage

The Group’s objectives when managing capital is to safeguard the Group abillity to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies in the sector, the Group monitors among others indexes its financial leverage based on the Net Debt-to-EBITDA ratio.

The financial leverage indices at December 31, 2014 and December 31, 2013 can be summarized as follows:

	Consolidated
	2014	2013

Total borrowings (Notes 21 and 41)	6,310,765	4,544,210
Leasing - Liabilities (Note 19)	329,669	322,670
Leasing – Assets (Nota 19)	(195,036)	-
Debts with Anatel (note 2)	61,860	-
Minus: cash and cash equivalents (Notes 6 and 7)	(5,232,992)	(5,287,642)

Net cash	1,274,266	(420,762)

EBITDA (last 12 months) (*)	5,538,268	5,206,743

Financial leverage ratio	0.23	(0.08)

(*) Reconciliation to Profit for the year:

Net profit for the year	1,546,419	1,505,614
Depreciation and amortization	3,052,579	2,767,870
Financial result, net	292,772	302,720
Income and social contribution taxes	646,498	630,539
EBITDA	5,538,268	5,206,743

43 Defined benefit pension plans and other post-employment benefits

		Consolidated

	2014	2013

PAMEC/active participants' policy and Health Plan	645	1,084

The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1), are immaterial in the context of the financial statements.

Management Fees

Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services is presented below:

	2014	2013

Salaries and other short-term benefits	11,272	10,755
Stock option payments	3,464	3,029
	14,736	13,784

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at December 31, 2014, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$33,222,054
General Third Party Liability - RCG	R$63,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipments and properties by means of signed many rental agrrements with different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2015	591,359
2016	625,066
2017	656,320
2018	689,036
2019	723,592
3,285,373

Expenses by nature

	2014	2013
Expenses by nature
Cost of services provided and goods sold	(10,083,920)	(10,822,202)
Selling expenses	(5,022,972)	(4,911,522)
General and administrative expenses	(1,130,754)	(1,012,556)
Other revenue (expenses), net	(774,830)	(736,138)
	(17,012,476)	(17,482,418)

Classified as:
Personnel	(962,876)	(831,876)
Advertising and publicity	(622,781)	(592,421)
Third party services	(3,167,497)	(3,118,725)
Interconnection and means of connection	(3,429,108)	(4,518,927)
Cost of goods sold	(3,340,449)	(3,350,841)
Depreciation and amortization	(3,052,579)	(2,767,870)
Allowance for doubtful accounts	(248,576)	(240,051)
Taxes, fees and contributions	(1,250,571)	(1,218,304)
Rentals and insurance	(570,513)	(508,236)
Provision for legal and administrative proceedings	(260,235)	(279,755)
Training	(7,724)	(14,410)
Others	(99,567)	(41,002)
	(17,012,476)	(17,482,418)

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- Continued

At December 31, 2014 and 2013

(in thousands of Reais,unless otherwise indicated)

(A free translation of the original in Portuguese)

Supplementary disclosure on consolidated cash flows

	2014	2013

Interest paid	383,469	230,238
Income tax and social contribution paid	185,826	319,765
LT Amazonas	3,287	309,714

Other relevant information

On November 21, 2014, TIM Celular signed with American Tower do Brasil Cessão de Infraestruturas Ltda. (“American Tower”) a Sales Agreement for up to 6,481 telecommunication towers of its own property for around R$3 billion and a Master Lease Agreement (“MLA”) for these towers for the term of 20 years.

The sales transaction was divided into two agreements, the first covering the sale of 5,232 towers, and the second covering the sale of the remaining 1,249 towers. In the case of the towers under the second agreement there is a right of first refusal - “ROFR”, defined under an infrastructure Sharing Agreement currently in effect and established between TIM and other operators. The sales transaction provides for a procedure whereby the towers will be transferred in tranches to the end-buyer. Until this date no transfer tranche has taken place, since the prior approval of the CADE is required, as well as the compliance with ROFR of third parties. The first transfer should cover at least 50% of the towers agreed.

In addition, TIM will enter into an infrastructure lease agreement (MLA) for part of the space existing on the same towers sold at the time these are transferred. The lease agreement will be effective for 20 years from the date of the first transfer and contemplates monthly lease amounts depending on the type of tower (greenfield or rooftop).

The sales and lease agreements are part of a larger agreement and constitute a single transaction between the companies. Therefore, this is a sale and leaseback transaction. This transaction will bring benefits to the Company’s operational and financial capabilities in favour of its investments in expansion and quality.

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2014.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of financial statements prepared periodically by the Company; (ii) Management’s Proposal for the allocation of results related to the year of 2014 and the dividends distribution by the Company; (iii) monitoring of the work done by external and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examination, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, PricewaterhouseCoopers Independent Auditors ("PwC"), unqualified, issued on February 12th, 2015, the Fiscal Council is of the opinion that: (i) the Management Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2014 and the dividends distribution by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 12th, 2015.

OSWALDO ORSOLIN Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
MAURICIO MARCELLINI PEREIRA Member of the Fiscal Council

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary General Meeting held on December 12th 2013, to adopt the best Corporate Governance practices. On December, 23th 2013, the Company’s Board of Directors approved the Internal Rules of the CAE.

Currently, the CAE is composed by three (3) members. Two of them were elected on February 11th, 2014, and the third one was elected on May 8th, 2014. The members shall remain in office until the Annual Shareholders’ Meeting to be held on 2015, with reelection allowed for a maximum period of 10 (ten) years. All members are independent, being Messrs. Adhemar Gabriel Bahadian e Alberto Emmanuel Carvalho Whitaker  also members of the Board of Directors, and Mr. Samuel de Paula Matos the financial expert.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, the compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts, of any kind, to be signed between the Company or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control said shareholder, or parties related in some other way to the Company, on the other hand. In addition to its ordinary responsibilities, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes Oxley Act to which the Company is subject to, as it is registered at the US Securities and Exchange Commission – SEC.

The CAE assessments are based on information received from the Management, external auditors, internal auditors, the responsible for risk management and internal controls and on its own analysis based on direct observation.

In 2014, PricewaterhouseCoopers Independent Auditors (“PwC”) was the company responsible for the financial statements audit, the planning and execution of audits until thee review of the quarterly reports (ITRs), according to the enforced rules, as well as responsible for special review of the quarterly reports (ITRs), sent to CVM.

Their opinion must ensure that the referred financial statements properly represent the Company’s’ equity and financial position, in accordance with the accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM rules and the International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board (“IASB”).

The CVM Instruction No. 509, of 16 November 2011 which amends the CVM Instruction No. 308/99 and CVM Instruction No. 480/09 provides that the rotation of auditors must occurs every 10 years. Therefore , the Board of Directors approved on December 17th, 2014 , in replacement of the PwC auditors, the hiring of Baker Tilly Brazil Independent Auditors S.S., as the Company’s independent audit firm, to review the quarterly reports (ITRs), as of the first quarter of 2015 .

Activities of the Statutory Audit Committee of TIM Participações in 2014

The CAE held 15 (fifteen) meeting between January 1st and December 31st, 2014. On this period, the CAE covered the following topics:

I. Analyzed the annual work plan, and discussed the results of the activities performed by the independent auditors;

II. Supervised the activities carried out by the Company's internal audit, analyzing the annual work plan and discussing the results of the activities performed, the revisions made and assessed the performance of the internal auditors;

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, in addition to other activities, to monitor compliance with the provisions relating to: (a) the financial statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the financial statements; e

IV. Examined, evaluated and opined, previously, about any contracts between the Company or its subsidiaries, on one hand, and the controlling shareholder, on the other hand, given the usual market standards in agreements between independent parties.

Internal Control Systems

Based on the work program and the agenda for the year 2014 , the Statutory Audit Committee was informed on the main proceedings within the Company, assessing their quality and commitment of the Management members with their continuous improvement.

As a result of the meetings held along with the internal areas of the Company, the Statutory Audit Committee had the opportunity to offer the Board suggestions for improving the processes, as well as to follow the implementation of the recommendations for improvement which were identified during the audit work plan and the discussions with the business and controls areas.

Based on the information that was gathered, the Statutory Audit Committee is of the opinion that the internal control systems of the Company and its subsidiaries is adequate to the size and complexity of its business and structure to ensure the efficiency of its operations, of the systems that generate financial statements, as well as in compliance with internal and external terms to which the transactions are subject.

Financial Statements

The members of the Statutory Audit Committee do Tim Participações S.A., in the exercise of their legal powers and responsibilities; have analyzed the financial statements, together with the independent auditors opinion and the annual Management’s report for the fiscal year that ended on December 31st, 2014 ("Annual Financial Statements 2014"). Considering the information provided by Management and the independent auditors, PwC, as well as the proposal for the allocation of the results related to the year of 2014, the CAE assessed that such information and documents reflect accordingly, in all relevant aspects, the equity and financial positions of the Company and its subsidiaries. For this reason, recommend unanimously the approval of the documents, by the Board of Directors, for submission to the Annual Shareholders Meeting, under the terms of the Brazilian Corporate Law.

Rio de Janeiro, February 11th, 2015.

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee Adhemar Gabriel Bahadian Member of the Statutory Audit Committee	Samuel de Paula Matos Member and Financial Specialist of the Statutory Audit Committee

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF 02.558.115/0001-21

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended December 31, 2014.

Rio de Janeiro, February 12, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	ROGER SOLE RAFOLS Chief Marketing Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
JAQUES HORN Legal Officer

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF 02.558.115/0001-21

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended December 31, 2014.

Rio de Janeiro, February 12, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	ROGER SOLE RAFOLS Chief Marketing Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
JAQUES HORN Legal Officer

Footnotes

1 700MHz auction effect in the accounts payable is composed by NPV of clean up cost + warranty insurance + monetary adjustments.

Endnotes

3G Coverage

(79% pop.)

4G Coverage

 (36% pop.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 12, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.